Form 40-F
period 2002-12-31
COMPTON PETROLEUM CORP
filed 2003-05-12
CIK 1043572

U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 40-F

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE
                       THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002.


                          COMPTON PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)

  Province of Alberta, Canada                  1311                    Not applicable.
(PROVINCE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)

                                   SUITE 3300
                              425-1ST STREET, S.W.
                        CALGARY, ALBERTA, CANADA T2P 3L8
                                 (403) 237-9400
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                   111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8400
                     (NAME, ADDRESS (INCLUDING ZIP CODE) AND
                    TELEPHONE NUMBER (INCLUDING AREA CODE) OF
                     AGENT FOR SERVICE IN THE UNITED STATES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                           9.90% Senior Notes due 2009

                 For annual reports, indicate by check mark the
                       information filed with this Form:

        [X] Annual information form    [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 116,270,931 Common Shares outstanding at December 31, 2002.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes           [_]             No              [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes           [X]             No              [_]

                           FORM 40-F TABLE OF CONTENTS


                  DOCUMENT
                  --------

1. Annual Information Form of the Registrant for the fiscal year ended December 31, 2002.

2.                Management's Discussion and Analysis of the
                  Registrant for the year ended December 31, 2002.

3. Consolidated Financial Statements of the Registrant for the year ended December 31, 2002, including a reconciliation to United States generally accepted accounting principles.

4. Election of directors information set forth on pages 1 through 2 of the Registrant's Proxy Information Circular dated May 6, 2003.

5.                Exhibits.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       AUDITED ANNUAL FINANCIAL STATEMENTS

         For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see pages 40 through 70 of the Registrant's 2002 Annual Report attached hereto and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 of the Notes to the Consolidated Financial Statements on pages 61 through 70 of such 2002 Annual Report.

B.       MANAGEMENT'S DISCUSSION AND ANALYSIS

         For management's discussion and analysis, see pages 24 through 39 of the Registrant's 2002 Annual Report attached hereto and included herein.

         For the purposes of this Annual Report on Form 40-F, only pages 24 through 70 of the Registrant's 2002 Annual Report referred to above shall be deemed filed, and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant's Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.


CONTROLS AND PROCEDURES

         See Management's Discussion and Analysis of the Registrant for the year ended December 31, 2002 attached hereto and included herein.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

         A.       UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

         B.       CONSENT TO SERVICE OF PROCESS

         A Form F-X signed by the Registrant and its agent for service of process was filed with the Commission together with the Registrant's Registration Statement on Form F-4, No. 333-96537.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                        COMPTON PETROLEUM CORPORATION


May 9, 2003


                                        By: /s/  Norman G. Knecht
                                            ------------------------------------
                                            Name:   Norman G. Knecht
                                            Title:  Vice President, Finance
                                                    and Chief Financial Officer

                                 CERTIFICATIONS

I, Ernest G. Sapieha, certify that:

1. I have reviewed this annual report on Form 40-F of Compton Petroleum Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 9, 2003

/s/ Ernest G. Sapieha
-------------------------------------
Ernest G. Sapieha
President and Chief Executive Officer

I, Norman G. Knecht, certify that:

1. I have reviewed this annual report on Form 40-F of Compton Petroleum Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 9, 2003

/s/ Norman G. Knecht
----------------------------------
Norman G. Knecht
Vice President, Finance and Chief Financial Officer

                                  EXHIBIT INDEX

EXHIBIT           DESCRIPTION
-------           -----------

99.1              Consent of Grant Thornton LLP, independent accountants.

99.2 Consent of Outtrim Szabo Associates Ltd., independent engineers.

99.3 Certificate of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4 Certificate of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                                                      DOCUMENT 1
                                                                      ----------



                             ANNUAL INFORMATION FORM


                      For the Year Ended December 31, 2002


                          COMPTON PETROLEUM CORPORATION











                                   May 9, 2003

                                TABLE OF CONTENTS


ABBREVIATIONS...............................................................ii

CONVERSION FACTORS..........................................................ii

FORWARD-LOOKING STATEMENTS...................................................1

CORPORATE STRUCTURE..........................................................1

         NAME AND INCORPORATION..............................................1

GENERAL DEVELOPMENT OF THE BUSINESS..........................................1

         THREE YEAR HISTORY..................................................1

DESCRIPTION OF THE BUSINESS..................................................2

         OVERVIEW............................................................2
         EMPLOYEES...........................................................2
         BUSINESS PLAN AND OPERATING STRATEGY................................2
         PRINCIPAL PROPERTIES................................................3
         PRINCIPAL PRODUCT REVENUE BREAKDOWN.................................5
         SEISMIC.............................................................5
         PRODUCTION HISTORY..................................................5
         DRILLING ACTIVITIES.................................................7
         CRUDE OIL AND NATURAL GAS WELLS.....................................7
         MARKETING...........................................................7
         UNDEVELOPED LAND....................................................8
         RESERVES SUMMARY....................................................8
         RESERVES RECONCILIATION............................................10
         CAPITAL EXPENDITURES...............................................11

SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................11

         DIVIDENDS..........................................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS........................................12

MARKET FOR SECURITIES OF THE CORPORATION....................................12

DIRECTORS AND OFFICERS......................................................13

         DIRECTORS..........................................................13

ADDITIONAL INFORMATION......................................................14

                                  ABBREVIATIONS

"BBL" means barrel;

"BBLS" means barrels;

"BCF" means billion cubic feet;

"BOE" means barrels of crude oil equivalent;

"BOEPD" means barrels of crude oil equivalent per day;

"BOPD" means barrels of crude oil per day;

"MBBLS" means thousand barrels;

"MBOE" means thousand barrels of crude oil equivalent;

"MCF" means thousand cubic feet;

"MMBBLS" means million barrels;

"MMBOE" means million barrels of crude oil equivalent;

"MMCF" means million cubic feet;

"MMCFD" means million cubic feet per day;

"MSTB" means thousand stock tank barrels; and

"NGL'S" means natural gas liquids.


                               CONVERSION FACTORS

         To conform with common usage, imperial units of measurement are used in this Annual Information Form to describe exploration and production.

                1 cubic metre (liquids)            = 6.29 barrels
                1 cubic metre (natural gas)        = 35.31 cubic feet
                1 litre                            = 0.22 imperial gallon
                1 litre                            = 0.26 U.S. gallon

                           FORWARD-LOOKING STATEMENTS

         This Annual Information Form may contain certain forward-looking statements under the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton Petroleum Corporation ("COMPTON" or the "CORPORATION") believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

                               CORPORATE STRUCTURE

NAME AND INCORPORATION

         Compton was incorporated by articles of incorporation pursuant to the provisions of the BUSINESS CORPORATIONS ACT (Alberta) on October 15, 1992 as 544201 Alberta Ltd. The articles were amended on April 13, 1993 to change the Corporation's name to Compton Petroleum Corporation and the Corporation commenced active business operations in July 1993. The articles were amended on November 21, 1994 and March 1, 1996 in order to remove the private company restrictions contained in the articles. A further amendment was made to the articles on September 1, 1998 in order to create a class of preferred shares issuable in series.

         The Corporation's head and principal office is located at Suite 3300, 425 - 1st Street S.W., Fifth Avenue Place, East Tower, Calgary, Alberta, Canada, T2P 3L8. Compton's registered office is located at Suite 3000, 237 - 4th Avenue, S.W., Fifth Avenue Place, West Tower, Calgary, Alberta, Canada, T2P 4X7.

         Effective January 31, 2001, a general partnership called Compton Petroleum was formed under the laws of Alberta, between Compton and Compton's wholly owned subsidiary 867791 Alberta Ltd. On July 16, 2001, the partnership agreement was amended to include Hornet Energy Ltd. Each partner has contributed a majority of its producing assets to the partnership. The majority of Compton's production activities are carried out through the partnership.

                       GENERAL DEVELOPMENT OF THE BUSINESS

         Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, ngl's and crude oil in the Western Canadian Sedimentary Basin (the "WCSB"). The Corporation's capital stock is listed and trades on the Toronto Stock Exchange (the "TSX") under the trading symbol "CMT", and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

         Compton commenced operations in 1993 with $1 million of share capital, a small dedicated technical team and a large seismic database. The objective was to build a company from the grassroots through internal full-cycle exploration, complemented by strategic acquisitions. Compton's goal was to create a company capable of long-term sustained growth with a primary focus on natural gas. Compton's focus and strategy have remained unchanged since conception.

THREE YEAR HISTORY

         In 2000, Compton's operations focused on internally expanding in all of its core areas. The Corporation incurred approximately $119 million in capital expenditures, encompassing investment in all phases of the exploration cycle: land acquisition, seismic, exploratory and development drilling, and infrastructure improvement. The Corporation drilled 96 gross wells and enhanced its undeveloped land position by incurring approximately $15 million in land acquisition expenditures, a majority of which was spent to augment and expand Compton's working interest land holdings in its southern Alberta core area.

         In 2001, Compton continued its focus on exploration and development of its internally-generated prospects. This focus was also complemented with the acquisition of Hornet Energy Ltd. in July 2001 for cash consideration of $29.7 million and the assumption of $12.3 million of debt of which $1.4 million was working capital. This acquisition was strategic to the Corporation as it enabled Compton to consolidate working interests and obtain operatorship of key properties within its core area of southern Alberta. The Corporation's 2001 capital program totaled approximately $190 million and the breakdown of this expenditure program is found on page 11 of this Annual Information Form. In 2001, Compton drilled 95 gross wells with an overall success rate of 76%.

         In 2002, Compton again focused on the continued exploration and development of its internally-generated prospects. The Corporation's $155 capital program included the drilling of 87 gross wells, with a success rate of 90%. The breakdown of this expenditure is found on page 11 of this Annual Information Form. Compton's total established reserves increased 19.8 mmboe from
83.7 mmboe to 103.5 mmboe during 2002.

         During 2002, the Corporation also acquired a 50% working interest and operatorship of a 30 mmcfd gas plant, 95 sections of contiguous undeveloped lands and 1,911 mboe of established, deep tight natural gas reserves at Callum. The gas plant currently has 28 mmcfd of unutilized capacity. In December 2002, Compton expanded its land position at Niton through a swap for 100 sections of high working interest lands for non-operated minor working interests in the southern Peace River Arch area.

         The Corporation's success in southern Alberta has resulted in its processing and gathering facilities operating at maximum capacity. The Corporation expects these constraints to be resolved by the end of the third quarter of 2003.

                           DESCRIPTION OF THE BUSINESS

OVERVIEW

         Compton's activities are concentrated principally in three core areas: southern Alberta in the Centron, Gladys, Okotoks-Mazeppa, High River, Brant, Hooker, Aphrodite and Callum areas, west-central Alberta in the Bigoray, Pembina, Niton and Rosevear areas and the Peace River Arch area in north-central Alberta including the West Rainbow and Zama areas in northern Alberta. Such areas are a geographic focus of Compton's seismic database and are areas in which Compton's management ("MANAGEMENT") and staff have significant technical expertise and operational experience.

EMPLOYEES

         As at December 31, 2002, Compton had 75 full-time employees in its Calgary office and 25 employees at field locations.

BUSINESS PLAN AND OPERATING STRATEGY

         The Corporation's business plan is to grow Compton's reserves and maximize production and cash flow from its core geographic areas and other areas where Compton has technical expertise. Management believes the Corporation is implementing this objective by aggressively and efficiently exploring, developing and exploiting its properties, controlling operating costs, adding economic reserves and production and making strategic acquisitions in its core areas. Compton has experienced, professional management, technical and support staff sufficient to carry out its business plan and its current exploration, exploitation, development, production, engineering, financial and administrative functions.

         The Corporation's operating strategy includes the components set forth below.

         CONCENTRATE ON CORE GEOGRAPHIC AREAS. The Corporation has established and is expanding its core areas within the WCSB. This geographic core area focus provides Compton with a balanced portfolio of exploration and development prospects. Compton has in the past developed and continues to develop its natural gas and crude oil reserves primarily through internal generation of opportunities. This focus provides the Corporation with the opportunity for high working interests, which enables Compton to control the timing of capital expenditures and facilitates the efficient management of its exploration and development activities. Compton's intention is to generate exploration opportunities and to significantly increase its undeveloped land base within the WCSB in this manner.

         FOCUS ON NATURAL GAS. Compton has gained considerable technical expertise and achieved significant success in exploring for deeper and larger, low-decline natural gas reservoirs. The Corporation plans to continue to focus on finding and developing long-life natural gas reserves.

         PURSUE FULL-CYCLE EXPLORATION COMPLEMENTED BY SELECTIVE ACQUISITIONS. The Corporation plans to continue to reinvest internally-generated cash flow to fund the growth of its exploration prospects and development projects and to further increase Compton's undeveloped land base in order to maintain a growing inventory of drilling prospects in its core geographic areas. The Corporation has also successfully completed and integrated a series of strategic acquisitions to grow Compton's reserves and production base and enhance the level of technical expertise in its core areas. Depending on commodity price cycles, the Corporation may defer exploration projects and enhance its operations and prospects through strategic acquisitions.

         CONTROL OF INFRASTRUCTURE AND OPERATORSHIP. The Corporation believes that control over gathering and processing infrastructure and operatorship of drilling programs will continue to be critical to the success of Compton's full-cycle exploration program. Compton currently owns or has access to critical infrastructure in each of its three primary producing areas. Compton operates approximately 88% of its existing production and, as of December 31, 2002, had a 71% average working interest in its undeveloped lands. This position allows the Corporation to exercise discretion in determining the timing and methodology of Compton's ongoing exploration and development programs. The Corporation expects to continue to expand its position in its core operating areas to maximize operating efficiencies and maintain control over ongoing capital programs.

         MAINTAIN A LARGE PORTFOLIO OF UNDEVELOPED LAND AND SEISMIC DATABASE. The Corporation has assembled a significant portfolio of undeveloped land (working interests in 1,042,923 (742,465 net) acres of undeveloped land, as of December 31, 2002). Management believes that Compton's existing portfolio of undeveloped land is sufficient to produce at least five years of internally-generated exploration and development prospects. In addition to maintaining a large undeveloped land base, Compton holds a quality, complementary seismic database. The Corporation's rights to a copy of, and rights to utilize, extensive seismic data bases of approximately 92,100 kilometres two-dimensional ("2D") seismic and 2,200 square kilometres three-dimensional ("3D") seismic, concentrated primarily in areas throughout Compton's core operating areas within Alberta, will continue to be utilized by Compton to evaluate and generate future prospects and to assist in maintaining growth of the Corporation.

         MAINTAIN FINANCIAL FLEXIBILITY. The Corporation is committed to maintaining financial flexibility to allow Compton to pursue its full-cycle exploration program in periods of low commodity prices. The Corporation also intends to maintain the flexibility to respond to opportunities for strategic acquisitions as they arise. Compton has historically funded its exploration and development capital program through internally-generated cash flow and has financed acquisitions through debt, the issuance of common shares or a combination thereof.

PRINCIPAL PROPERTIES

         SOUTHERN ALBERTA

         Compton's primary southern Alberta properties cover an extensive area from the Calgary city limits and running 250 kilometres south through the Centron, Gladys, Okotoks-Mazeppa, High River, Brant, Hooker, Aphrodite and Callum areas. In 1993, the Corporation commenced operations in the Gladys area, where it is now the largest landowner and operator. The Corporation has expanded its land and production base in the Centron, Brant, Okotoks-Mazeppa, Hooker, High River and Callum areas in southern Alberta through property and facility acquisitions, crown and freehold land purchases, farm-ins and exploration activities.

         As of December 31, 2002, Compton had working interests in 1,039 sections of land representing 665,236 gross (515,415 net) acres in the southern Alberta area at an average working interest of 77%. In the Foothills, an extension of the southern Alberta core area, Compton has a 70% working interest in 9.4 sections (6,002 acres) of lands to the north of the Stoney Indian Reservation and 50 kilometres northwest of Calgary. The Corporation also has a 100% working interest in 75 sections of land on the Tsuu T'ina First Nation Reservation immediately west of Calgary.

         The Corporation has a 50% working interest in a 30 mmcfd gas plant at Callum and an 8.2% working interest in a 40 mmcfd gas plant at Vulcan. Compton has a 100% working interest in two oil batteries at Gladys, and Connemara and a 70% working interest in an oil battery at Crossfield. As well, the Corporation has significant working interests in strategic gathering and compression systems, including a 100% interest at Centron, an 80% interest at Hooker/High River and a 93% interest at Brant.

         Compton's southern Alberta properties will continue to be a key focus for the Corporation's exploration, exploitation and development program. Since inception, Compton has focused on this core area and has secured a large land base, substantial seismic information, access to, or control over, infrastructure and processing capacity, high working interests and operatorship. Having established control in the area, and with several years of internally-generated prospects in inventory, Management believes Compton is well positioned to continue to explore, exploit and develop its southern Alberta properties to their full potential. Compton has focused on multiple natural gas bearing reservoirs in this area, particularly the Basal Quartz, Crossfield, Belly River, Ellerslie and the Turner Valley formations.

         WEST-CENTRAL ALBERTA

         In the west-central Alberta region, Compton has an average 48% working interest in 477,390 gross (228,687 net) acres. The majority of these lands are located approximately 100 kilometres west of Edmonton in the Bigoray, Pembina, Niton and Rosevear areas. In Bigoray, production occurs from six light oil pools, the Nisku D, E and F pools, the Cardium B pool, the Pekisko F pool and the Ostracod pool. Compton has a 100% interest in an oil battery and compressor station. The west-central Alberta area provides Compton with excellent development drilling opportunities and an important balance to the Corporation's exploration programs in other core areas.

         At Niton, Compton owns a 100% interest in a 10 mmcfd gas plant. At Rosevear, the Corporation owns a 2% non-operated interest in a 60 mmcfd sour gas plant. Also at Niton/Rosevear, Compton owns 48,670 net acres of land. The Niton area is one of increasing focus for the Corporation. Additionally in Central Alberta, Compton owns and operates a 6 mmcfd gas plant as well as two multi-well oil batteries at Halkirk.

         The Corporation is pursuing significant additional exploration and exploitation activities in Compton's working interests in other parts of central Alberta, including Halkirk, Garrington, Gilby and Wilson Creek to the south and east of Bigoray.

         PEACE RIVER ARCH, NORTH-CENTRAL AND NORTHERN ALBERTA

         Compton has an average 65% working interest in 294 sections, or 188,000 gross (121,567 net) acres, of land in the Peace River Arch area approximately 20 to 30 kilometres north of Grande Prairie.

         At Cecil, Compton owns various interests in 116 gross (75 net) sections of land. Production from the property is primarily light oil and natural gas from the Cecil Charlie Lake "A", "L & MI", "O", "R" and "S" pools. Compton owns a 40% working interest and a 100% working interest in two multi-well oil batteries and a 40% working interest in a solution gas plant servicing production at South Cecil. The Corporation also owns a 40% working interest in a central battery at Cecil North and owns working interests ranging from 13.9% to 19.5% in the various functional units of the North Cecil Gas Plant. This third party operated gas plant was placed on stream in April 1998 and is currently capable of processing 50 mmcfd. A pilot waterflood on the 100% owned Cecil "O" pool was initiated in December 2002.

         At Worsley, the Corporation owns a 95% working interest in 31 sections of land, primarily prospective for light oil and natural gas from the Charlie Lake formation. Compton also owns a 95.27% working interest in a 4 mmcfd solution gas plant and an 80% working interest in an oil battery. A waterflood pilot was initiated in June 2002 to optimize oil recovery.

         At Clayhurst, natural gas production is obtained from the four Compton operated wells. Natural gas is delivered through a 11.4 kilometre sales pipeline which is 100% owned by the Corporation and which provides strategic control over a large region that is geographically isolated by river gorges. An extensive land position consists of 33 net sections of undrilled acreage in this area proximate to a natural gas gathering system and processing facility which is operated by Compton. Additional revenue is generated from Compton's processing of third party gas at Clayhurst.

         In the Progress, Pouce Coupe and Howard areas in the southern most portion of the Peace River Arch, Compton has extensive wells and landholdings. Production in the area also occurs from the Doe Creek, Bluesky, Gething, Cadomin, Charlie Lake, and Montney formations. The Corporation has a 4.96% working interest in the

147 mmcfd Progress Gas Plant and a 21.73% working interest in the Progress Halfway Unit. The Progress gas plant is also used to process gas from a Pouce Coupe Montney play being extensively drilled by Compton and its partner.

         The Peace River Arch area offers multizone potential for both exploration and development opportunities. Specifically, Management believes Compton's Cecil and Worsley oil properties offer excellent development opportunities, while Compton's other natural gas properties have multizone exploration potential. In 2002, Compton completed a swap with a major Canadian oil company to acquire their operated interest in the Niton area for a non-operated interest in Sexsmith and Saddlehills fields within the Peace River Arch.

         The Corporation owns an average 72% working interest in 182 sections, or 116,495 gross (83,628 net) acres, of land in the West Rainbow and Zama areas of northern Alberta and British Columbia, as of December 31, 2002.

         The exploration lands in West Rainbow were acquired by Compton to find and develop natural gas reserves in an area characterized by multiple potential reservoirs, including the Cretaceous Bluesky, Mississippian zones and the Devonian, Jean Marie, Sulphur Point, Slave Point and Keg River formations. The Corporation also has production and exploitation opportunities on its lands to the north at Zama.

PRINCIPAL PRODUCT REVENUE BREAKDOWN

         The following table sets forth Compton's percentage of revenue for natural gas and liquids (crude oil and ngl's) that accounted for 15% or more of Compton's total consolidated revenues for the years ended December 31, 2002 and 2001.

                                         YEARS ENDED DECEMBER 31
                                         -----------------------
                                            2002          2001
                                            ----          ----
Natural Gas                                  74%           72%
Liquids (Crude Oil & Ngl's)                  26            28
TOTAL                                       100%          100%

SEISMIC

         The Corporation owns rights to copies of, and rights to utilize, large seismic databases for its internal purposes. The proprietary rights of such databases are owned mostly by third parties (although the proprietary rights of some databases are owned by the Corporation). These databases include conventional 2-D seismic covering 92,100 kilometres and 3-D seismic data shot over 2,200 square kilometres. This data is concentrated primarily in areas throughout Compton's core operating areas within Alberta. Additionally, the Corporation has rights to use 6,500 kilometres of seismic covering areas in southern Manitoba. These large seismic data bases are utilized by the Corporation's exploration team in exploration and acquisition decisions of the Corporation.

PRODUCTION HISTORY

         The Corporation's average daily production volume of natural gas and liquids (crude oil and ngl's), before deduction of royalties, for each of the periods indicated, is set forth below.

         NATURAL GAS AND LIQUIDS (CRUDE OIL AND NGL'S) PRODUCTION

                                                            FISCAL 2002 THREE MONTHS ENDED
                                               ---------------------------------------------------------
                                                 MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,      TOTAL
                                                   2002          2002           2002           2002            2002
                                               ---------------------------------------------------------    ---------
NATURAL GAS (MMCFD)                                 107.1        109.0           110.2          121.1         111.8
NATURAL GAS (MMCF)                                  9,640        9,919          10,138         11,141        40,838

LIQUIDS (CRUDE OIL & NGL'S) (BOPD)                  6,598        6,610           6,417          6,390         6,503
LIQUIDS (CRUDE OIL & NGL'S)  (MBBLS)                  594          602             590            588         2,374

                                                             FISCAL 2001 THREE MONTHS ENDED
                                                ---------------------------------------------------------
                                                  MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,      TOTAL
                                                    2001          2001           2001         31, 2001          2001
                                                ---------------------------------------------------------    ---------
NATURAL GAS (MMCFD)                                   94.6          96.3           104.1         109.4         101.1
NATURAL GAS (MMCF)                                   8,516         8,763           9,573        10,066        36,918

LIQUIDS (CRUDE OIL & NGL'S) (BOPD)                   6,490         6,497           6,103         7,094         6,546
LIQUIDS (CRUDE OIL & NGL'S) (MBBLS)                    584           591             561           653         2,389

The Corporation's field netbacks for natural gas and liquids (crude oil and ngl's), for each of the periods indicated, is set forth below.


         NATURAL GAS AND LIQUIDS (CRUDE OIL AND NGL'S) FIELD NETBACKS


                                                            FISCAL 2002 THREE MONTHS ENDED
                                             ---------------------------------------------------------
                                               MARCH 31,     JUNE 30,     SEPTEMBER 30,   DECEMBER 31,        TOTAL
                                                 2002          2002           2002           2002              2002
                                             ---------------------------------------------------------     -----------
NATURAL GAS ($/MCF)
Revenue Price                                  $   2.91       $   3.61     $    3.23       $   4.80          $   3.67
Royalties, net                                    (0.63)         (0.78)        (0.70)         (1.04)            (0.80)
Operating Costs (1)                               (0.78)         (0.85)        (0.84)         (0.83)            (0.83)
                                             ---------------------------------------------------------     -----------
Field Netback                                  $   1.50       $   1.98     $    1.69       $   2.93          $   2.04

LIQUIDS (CRUDE OIL & NGL'S) ($/BBL)
Revenue Price                                  $  24.39       $  30.41     $   30.76       $  32.19          $  29.43
Royalties, net                                    (5.25)         (6.55)        (6.62)         (6.93)            (6.34)
Operating Costs(1)                                (4.69)         (5.13)        (5.05)         (4.98)            (4.96)
                                             ---------------------------------------------------------     -----------
Field Netback                                  $  14.45       $  18.73     $   19.09       $  20.28          $  18.13

                                                          FISCAL 2001 THREE MONTHS ENDED
                                             ---------------------------------------------------------
                                              MARCH 31,      JUNE 30,    SEPTEMBER 30,     DECEMBER         TOTAL
                                                 2001          2001           2001         31, 2001         2001
                                             ---------------------------------------------------------     ----------
NATURAL GAS ($/MCF)
Revenue Price                                  $  7.93        $ 5.48       $  3.23         $  2.94           $   4.77
Royalties, net                                   (1.68)        (1.42)        (0.66)          (0.78)             (1.11)
Operating Costs (1)                              (0.76)        (0.76)        (0.81)          (0.80)             (0.78)
                                             ---------------------------------------------------------     ----------
Field Netback                                  $  5.49        $ 3.30       $  1.76         $  1.36           $   2.88

LIQUIDS (CRUDE OIL & NGL'S)  ($/BBL)
Revenue Price                                   $33.60        $31.04        $30.37          $21.23          $28.83
Royalties, net                                   (9.80)        (6.04)        (7.53)          (2.31)          (6.29)
Operating Costs(1)                               (4.54)        (4.59)        (4.86)          (4.82)          (4.71)
                                             ---------------------------------------------------------    ----------
Field Netback                                   $19.26        $20.41        $17.98          $14.10          $17.83

NOTE:
(1) Operating costs include: field labour and consulting, production equipment fuel and chemicals/lubricants, downhole maintenance, freehold mineral taxes, gas processing and gathering, repairs and maintenance, field vehicle fuel, well testing, utilities and electricity power, hydrocarbon fluid hauling, field insurance, property taxes, and miscellaneous operating supplies and charges.

DRILLING ACTIVITIES

         The following table sets forth the number of crude oil and natural gas wells drilled by the Corporation, or which the Corporation participated in drilling, that are capable of production as well as the number of dry and abandoned wells, all expressed in terms of gross and net wells during the years ended December 31, 2002 and 2001.

                                              YEARS ENDED DECEMBER 31
                                      -----------------------------------------
                                            2002                 2001
                                      -------------------   -------------------
                                       GROSS(1)    NET(2)    GROSS(1)   NET(2)
                                      -------------------   -------------------
Crude Oil                                  14         12         12         9
Natural Gas                                64         45         60        43
Dry and Abandoned                           9          7         23        19
                                      -----------------------------------------
TOTAL                                      87         64         95        71
                                      =========================================
SUCCESS RATIO                                         90%                  73%

NOTES:
(1) "Gross" wells refers to all wells in which the Corporation has a working interest, or royalty interest, as the case may be.

(2) "Net" wells refers to the aggregate of the percentage working interest of the Corporation in the gross wells before royalties and on a before payout basis unless the wells have already paid out.


CRUDE OIL AND NATURAL GAS WELLS

         The following table summarizes the location of the Corporation's interests, as at December 31, 2002, in crude oil and natural gas wells which are producing or which the Corporation considers to be capable of production.

                               PRODUCING CRUDE OIL    SHUT-IN CRUDE OIL     PRODUCING NATURAL    SHUT-IN NATURAL GAS
                                      WELLS                WELLS(1)             GAS WELLS              WELLS(1)
                               -------------------    -----------------     -----------------   --------------------
                               GROSS(2)     NET(3)    GROSS(2)   NET(3)     GROSS(2)   NET(3)   GROSS(2)     NET(3)
                               --------     ------    --------   ------     --------   ------   --------     ------
ALBERTA
         South                    52          25         26         13        246        173       125         95
         Central                 282          72         23         15        180         36       110         20
         Peace River Arch        199          85        363         25        146         68        56         38
                               --------     ------    --------   ------     --------   ------   --------     ------
         TOTAL                   583         182        412         53        572        277       291        153
                               ========     ======    ========   ======     ========   ======   ========     ======

NOTES:
(1) "Shut-in" wells are wells which are capable of economic production or which the Corporation considers capable of production but which for a variety of reasons, including, but not limited to, lack of markets or development, are not placed on production at the present time.

(2) "Gross" wells refers to all wells in which the Corporation has a working interest, or royalty interest, as the case may be.

(3) "Net" wells refers to the aggregate of the percentage working interest of the Corporation in the gross wells before royalties and on a before payout basis unless the wells have already paid out.

MARKETING

         In 2002, Compton's realized average field prices in Canadian funds were $3.67 per mcf of natural gas and $29.43 per bbl of liquids (crude oil and ngl's), as compared to the year 2001 average field prices of $4.77 per mcf and $28.83 per bbl, respectively.

         Compton's natural gas production is sold under a combination of longer term contracts with aggregators and short term 30 day AECO indexed contracts. Approximately 40% of the Corporation's natural gas production in the first three quarters of 2002 was committed to aggregators, reducing to 18% in the last quarter as a number of aggregator contracts expired. The average aggregator price realized was approximately $0.94 per mcf less than the non-aggregator prices realized during the year.

         Compton's crude oil sales are priced at Edmonton postings and are typically sold on 30 day evergreen arrangements. Ngl's are bid out on an annual basis to establish the most competitive pricing. The Corporation sells crude oil and ngl's primarily to refineries and marketers of crude oil and ngl's.

         From time to time, Compton may enter into hedging arrangements to mitigate commodity price risk and take advantage of opportunistic pricing. In accordance with Compton's policy, hedging programs will not exceed 50% of non-contracted production.

UNDEVELOPED LAND

         The following table sets forth the Corporation's undeveloped land holdings to which no proved reserves have been attributed as at December 31, 2002.
                                              GROSS ACRES(1)     NET ACRES(2)
                                             ---------------   ----------------
British Columbia                                  39,235              10,635
Alberta                                          991,019             719,161
Manitoba                                          12,669              12,669
                                             ---------------   ----------------
TOTAL                                          1,042,923             742,465
                                             ===============   ================

NOTES:
(1) "Gross" acres refers to the total acres in which the Corporation has an interest.

(2) "Net" acres refers to the total acres in which the Corporation has an interest multiplied by the percentage working interest therein owned by the Corporation.

RESERVES SUMMARY

         Compton's interests in its natural gas and crude oil properties have been evaluated in a report (the "REPORT") as at January 1, 2003, prepared by the independent engineering firm, Outtrim Szabo Associates Ltd. ("OUTTRIM SZABO") with respect to the properties owned as at December 31, 2002 by Compton. Set forth below is a summary of the Corporation's crude oil, natural gas and ngl's reserves and the discounted value of future cash flow therefrom, based upon the evaluations in the Report.

         ALL EVALUATIONS OF FUTURE CASH FLOW ARE BEFORE INCOME TAXES TO BE ACCRUED FROM THE SALE OF THE RESERVES AND BEFORE CONSIDERATION OF INDIRECT COSTS SUCH AS ADMINISTRATIVE OVERHEAD, OTHER MISCELLANEOUS EXPENSES AND INCOME TAXES. THE PRESENT VALUE OF THE DISCOUNTED FUTURE CASH FLOW CONTAINED IN THE FOLLOWING TABLES MAY NOT BE REPRESENTATIVE OF THE FAIR MARKET VALUE OF THE RESERVES. THERE IS NO ASSURANCE THAT THE ESCALATING PRICE AND COST ASSUMPTIONS UPON WHICH THE TABLES ARE BASED WILL BE ATTAINED. Assumptions and qualifications relating to costs, prices for future production and other matters are summarized in the notes to the tables set forth below. Price assumptions are based upon the average of assumptions made by Outtrim Szabo, as at December 31, 2002. The Report is based on data supplied by the Corporation and on Outtrim Szabo's opinions of reasonable practice in the industry.

                      ESCALATED PRICE AND COST ASSUMPTIONS

                                                                                          PRESENT VALUE OF ESTIMATED FUTURE
                                                                                                       CASH FLOW
                        CORPORATE GROSS RESERVES(1)     CORPORATE NET RESERVES(2)              (PRE-TAX) DISCOUNTED AT
                        ---------------------------   -----------------------------   -------------------------------------------
                                   NATURAL                        NATURAL
                        CRUDE OIL    GAS     NGL'S    CRUDE OIL     GAS      NGL'S        0%          10%         15%       20%
                        ---------  -------  -------   ---------   -------   -------   ----------   ---------   --------  --------
                         (MBBLS)   (MMCF)   (MBBLS)    (MBBLS)     (MMCF)   (MBBLS)                (IN THOUSANDS OF $)
Proved reserves:(3)

Producing(4)              5,447   289,010     5,487      4,672   223,715     4,018     1,155,234     531,947    437,405   376,566

Non-producing(5)          1,203    86,381     1,659        936    66,404     1,245       314,531     173,467    145,844   125,763

Undeveloped(6)              778    26,638       578        598    20,300       415        82,755      61,738     48,860    39,545
                        -------  --------   -------    -------  --------   -------    ----------   ---------   --------  --------
TOTAL PROVED              7,428   402,029     7,723      6,206   310,419     5,678     1,552,520     767,152    632,109   541,874

Probable additional
reserves(7)               6,539   190,844     4,343      5,071   145,024     3,160       739,594     282,277    208,255   160,836
                        -------  --------   -------    -------  --------   -------    ----------   ---------   --------  --------

TOTAL BEFORE RISK        13,967   592,873    12,066     11,277   455,443     8,837     2,292,114   1,049,429    840,364   702,710

Reduction for risk(8)    (3,270)  (95,422)   (2,171)    (2,536)  (72,512)   (1,580)     (369,797)   (141,139)  (104,128)  (80,418)
                        -------  --------   -------    -------  --------   -------    ----------   ---------   --------  --------

TOTAL PROVED PLUS
PROBABLE ADDITIONAL
RESERVES                 10,698   497,451     9,895      8,742   382,931     7,257     1,922,317     908,291    736,237   622,292
                        =======  ========   =======    =======  ========   =======    ==========   =========   ========  ========


*NOTE:  AMOUNTS MAY NOT ADD EXACTLY DUE TO ROUNDING.

                       CONSTANT PRICE AND COST ASSUMPTIONS

                                                                                         PRESENT VALUE OF ESTIMATED FUTURE
                                                                                                      CASH FLOW
                        CORPORATE GROSS RESERVES(1)     CORPORATE NET RESERVES(2)             (PRE-TAX) DISCOUNTED AT
                        ---------------------------   -----------------------------  ---------------------------------------------
                                   NATURAL                        NATURAL
                        CRUDE OIL    GAS     NGL'S    CRUDE OIL     GAS      NGL'S       0%          10%         15%         20%
                        ---------  -------  -------   ---------   -------   -------  ----------   ---------   ---------   --------
                         (MBBLS)   (MMCF)   (MBBLS)    (MBBLS)     (MMCF)   (MBBLS)               (IN THOUSANDS OF $)
Proved reserves:(3)

Producing(4)               5,438   288,952    5,487     4,657     226,635    4,005    1,376,961     697,361     576,418    496,180

Non-producing(5)           1,197    86,254    1,659       930      67,201    1,241      388,306     230,779     194,194    167,500

Undeveloped(6)               778    26,638      577       589      20,665      411      136,695      91,202      73,190     60,174
                         -------  --------  -------   -------    --------  -------   ----------   ---------   ---------  ---------
TOTAL PROVED               7,414   401,844    7,722     6,176     314,501    5,656    1,901,962   1,019,342     843,802    723,854
Probable additional
reserves (7)               6,532   190,775    4 342     5,025     146,995    3,150      929,898     405,909     307,839    243,263
                         -------  --------  -------   -------    --------  -------   ----------   ---------   ---------  ---------

TOTAL BEFORE RISK         13,946   592,619   12,065    11,201     461,496    8,806    2,831,860   1,425,251   1,151,641   967,117

Reduction for risk(8)     (3,266)  (95,388)  (2,171)   (2,513)    (73,498)  (1,575)    (464,949)   (202,955)   (153,920)  (121,632)
                         -------  --------  -------   -------    --------  -------   ----------   ---------   ---------  ---------

TOTAL PROVED PLUS
PROBABLE ADDITIONAL
RESERVES                  10,680   497,232    9,893     8,688     387,999    7,231    2,366,911   1,222,297     997,722    845,486
                         =======  ========  =======   =======     ======== =======   ==========   =========   =========  =========

*NOTE:  AMOUNTS MAY NOT ADD EXACTLY DUE TO ROUNDING.

NOTES:

(1) "Gross reserves" means those reserves accruing to the Corporation before deduction of all royalties.

(2) "Net reserves" means those reserves accruing to the Corporation after deduction of all royalties and interests owned by others.

(3) "Proved reserves" means those reserves estimated as recoverable under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economical and technically successful in the subject reservoir.

(4) "Proved producing reserves" means those developed reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable of production but is shut-in because its deliverability is not required to meet contract requirements.

(5) "Proved non-producing reserves" means those developed reserves that are not currently producing either due to lack of facilities and/or markets.

(6) "Proved undeveloped reserves" means proved reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreages are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

(7) "Probable additional reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and anticipated economic conditions for the escalated dollar economics and existing economic conditions for the constant dollar economics, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(8) Corporate reserves and estimated future net reserves derived therefrom are reduced for risk by 50 percent of the probable additional reserves to account for the probability of obtaining production from such reserves.

(9)   All values are shown in Canadian dollars.

(10) Discounted present values of estimated future cash flow as set forth in the table above, ESCALATED PRICE AND COST ASSUMPTIONS, are based upon price assumptions as set out below. The price assumptions are based upon the assumptions made by the independent engineering firm, Outtrim Szabo, as at December 31, 2002. The reference base price forecasts and cost escalation used in the escalating price case are set out below:

                           CRUDE OIL                  NATURAL GAS                               NGL'S
                          -----------  -----------------------------------------   --------------------------------
                           EDMONTON
              YEAR          PAR 40     AECO-C SPOT  TRANSCANADA GAS  PAN-ALBERTA    PROPANE     BUTANE    PENTANES+
         --------------   ----------   -----------  ---------------  -----------   ---------   --------   ---------
                           ($/BBL)       ($/MCF)       ($/MCF)        ($/MCF)       ($/BBL)    ($/BBL)     ($/BBL)
              2003           39.73         5.66          5.35           4.60         21.85       23.84      40.12
              2004           35.56         5.07          4.82           4.22         21.34       23.12      35.92
              2005           32.88         4.63          4.44           3.99         19.73       21.37      33.21
              2006           33.37         4.65          4.53           4.23         20.02       21.69      33.70
              2007           33.87         4.68          4.61           4.46         20.32       22.02      34.21
              2008           34.38         4.72          4.72           4.72         20.63       22.35      34.72
              2009           34.89         4.77          4.77           4.77         20.94       22.68      35.24
              2010           35.42         4.83          4.83           4.83         21.25       23.02      35.77

                           CRUDE OIL                  NATURAL GAS                               NGL'S
                          -----------  -----------------------------------------   --------------------------------
                           EDMONTON
              YEAR          PAR 40     AECO-C SPOT  TRANSCANADA GAS  PAN-ALBERTA    PROPANE     BUTANE    PENTANES+
         --------------   ----------   -----------  ---------------  -----------   ---------   --------   ---------
                           ($/BBL)       ($/MCF)       ($/MCF)        ($/MCF)       ($/BBL)    ($/BBL)     ($/BBL)
              2011           35.95         4.88          4.88           4.88         21.57       23.37      38.31
              2012           36.49         4.94          4.94           4.94         21.89       23.72      36.85
              2013           37.04         5.02          5.02           5.02         22.22       24.07      37.41
              2014           37.59         5.13          5.13           5.13         22.55       24.43      37.97
              2015+   *Crude Oil, Natural Gas and Ngl's prices are escalated
                       at 1.5% per year thereafter.

(11)  Product prices in the constant price evaluation are the following:
           o Crude Oil - $48.24 per bbl
           o Natural Gas - $6.02 per mcf o Ngl's - $27.86 per bbl
           o Butane - $33.66 per bbl
           o Pentane - $47.18 per bbl

           The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Report.

(12) The Report estimates the total capital costs net to the Corporation necessary to achieve the estimated future net proved and probable production revenues, based on the escalated cost assumptions, to be $140.0 million including $25.9 million relating to well costs net of salvage value with $61.1 million, $52.2 million and $5.1 million of such costs to be incurred in fiscal years 2003, 2004, and 2005, respectively.

(13) The Report estimates the total capital costs net to the Corporation necessary to achieve the estimated future net proved and probable production revenues, based on constant price assumptions, to be $134.3 million including $21 million relating to well abandonment costs net of salvage value with $61.1 million, $51.4 million and $5.0 million of such costs to be incurred in the fiscal years 2003, 2004 and 2005, respectively.

(14)  The $U.S./$Cdn exchange rate is to be $0.64 in 2003, $0.64 in 2004, $0.64 in 2005, and held constant at $0.64 thereafter.

(15) A portion of the Corporation's reserves qualifies to receive the Alberta Royalty Tax Credit (the "ARTC"). The ARTC was assumed in the Report to continue under the current program or an extension thereof for a period of 10 years.

(16) Salvage values for facilities and abandonment costs have been assumed to offset each other.

RESERVES RECONCILIATION

         The following tables provide a summary of the changes in the Corporation's reserves, upon escalated price and cost assumptions, before applicable royalties, which occurred in the most recent fiscal year.

         CRUDE OIL AND NGL'S RESERVES RECONCILIATION

                                                       PROVED          50% OF PROBABLE          TOTAL
                                                  ---------------    -------------------   ---------------
                                                       (MBBL)               (MBBL)               (MBBL)
AS AT DECEMBER 31, 2001                                13,083                3,751              16,834
Development, exploration & exploitation                 3,656                1,136               4,792
Acquisitions / (Dispositions), net                        660                  405               1,065
Reserve Revisions                                         126                  149                 275
Production                                             (2,373)                  --              (2,373)
                                                  ---------------    -------------------   ---------------
AS AT DECEMBER 31, 2002                                15,152                5,441              20,593
                                                  ===============    ===================   ===============

         NATURAL GAS RESERVES RECONCILIATION


                                                       PROVED           50% OF PROBABLE          TOTAL
                                                  ---------------     ------------------    --------------
                                                       (MMCF)                (MMCF)               (MMCF)
AS AT DECEMBER 31, 2001                               352,023                49,023              401,046
Development, exploration & exploitation                72,070                31,200              103,270
Acquisitions / (Dispositions), net                     11,454                 3,679               15,133
Reserve Revisions                                       7,290                11,520               18,810
Production                                            (40,808)                   --              (40,808)
                                                  ---------------     ------------------    --------------
AS AT DECEMBER 31, 2002                               402,029                95,422              497,451
                                                  ===============     ==================    ==============

CAPITAL EXPENDITURES

         The tables set forth below summarize the capital expenditures made by the Corporation on natural gas and crude oil properties and facilities for the periods indicated.

                                                        FISCAL 2002 THREE MONTHS ENDED
                                            -------------------------------------------------------
            (IN THOUSANDS OF $)               MARCH 31,    JUNE 30,    SEPTEMBER 30,   DECEMBER 31,          TOTAL
                                                 2002        2002           2002           2002               2002
                                            ----------- ------------ --------------- --------------      -----------
Land and seismic                               $5,201         $843         $5,711         $17,341           $29,096
Development, exploration and exploitation      11,247       11,855         22,959          29,308            75,369
Plant and production facilities                 3,208        6,698          6,645           5,163            21,714
Acquisitions / (Dispositions), net                215        3,350          2,950          22,414            28,929
                                            ----------- ------------ --------------- --------------      -----------
Sub-total                                     $19,871      $22,746        $38,265         $74,226          $155,108
Acquisitions, Corporate                            --           --             --              --                --
                                            ----------- ------------ --------------- --------------      -----------
TOTAL                                         $19,871      $22,746        $38,265         $74,226          $155,108
                                            =========== ============ =============== ==============      ===========

                                                        FISCAL 2002 THREE MONTHS ENDED
                                            -------------------------------------------------------
            (IN THOUSANDS OF $)               MARCH 31,   JUNE 30,    SEPTEMBER 30,   DECEMBER 31,          TOTAL
                                                 2002       2002           2002           2002               2002
                                            ----------- ------------ --------------- --------------      -----------
Land and seismic                             $ 4,689     $ 9,273        $11,261            $660          $ 25,883
Development, exploration and exploitation     23,507      12,502         15,810          32,839            84,658
Plant and production facilities                5,955       7,797          6,254           7,637            27,643
Acquisitions / (Dispositions), net             3,060      12,727         (2,857)         (2,687)           10,243
                                            ---------- ------------ --------------- ---------------     -----------
Sub-total                                    $37,211     $42,299        $30,468         $38,449          $148,427
Acquisitions, Corporate                           --          --         42,040              --            42,040
                                            ---------- ------------ --------------- ---------------     -----------
TOTAL                                        $37,211     $42,299        $72,508         $38,449          $190,467
                                            ========== ============ =============== ===============     ===========


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following table sets forth certain financial information of the Corporation for the last three fiscal years.

                                                            YEARS ENDED DECEMBER 31
                                             ---------------------------------------------------
                                                2002                 2001                2000
                                             ----------          ----------          -----------
                                                  (IN THOUSANDS OF $ EXCEPT PER SHARE DATA)
Total net revenue (after royalties)           172,240              189,051             168,681
Earnings before tax                            38,993               79,214              76,656
Earnings                                       18,798               55,636              40,059
Earnings per share                               0.17                 0.51                0.37
Earnings per share (diluted)                     0.16                 0.48                0.36
Total assets                                  817,272              693,973             524,272
Total long term debt                          300,760              230,449             183,376

         Effective January 1, 1999 and January 1, 2000, respectively, the Corporation wound-up Compton Energy and Compton Oil & Gas. Under the terms of the wind-up, all the assets and properties of the subsidiaries were transferred to the Corporation and the Corporation assumed all of their liabilities and obligations. Combined operations continue in the single corporate entity, Compton Petroleum Corporation. The majority of Compton's production activities are carried out through Compton Petroleum, a general partnership formed effective January 31, 2001. See "Corporate Structure- Name and Incorporation".

         The Canadian Institute of Chartered Accountants ("CICA") has approved a new standard for the computation, presentation and disclosure of per share amounts. In the fourth quarter of 2000, the Corporation retroactively adopted the new standard. Under this standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options, warrants and other dilutive instruments. Under the treasury stock method only "in the money" dilutive instruments impact the dilution calculations. Prior period diluted earnings per share and cash flow from operations per share have been restated for this change in accounting policy.

         Effective January 1, 2000, the Corporation adopted the new recommendations of the CICA with respect to accounting for future income taxes. Under the new recommendations, the liability method of tax allocation is used, which is based upon the difference between financial and tax bases of assets and liabilities. Previously, the deferred method was used which was based upon differences between the timing of reporting income and expenses for financial and income tax purposes. The Corporation has adopted this change in accounting policy retroactively, without restating the financial statements of prior periods. As a result, the Corporation recorded a reduction in retained earnings of $0.4 million, an increase in property and equipment of $68.1 million and an increase in the future income tax liability, previously the deferred income tax liability of $68.5 million, as at January 1, 2000. The adjustments were mainly the result of future tax costs relating to acquisitions where the tax basis acquired was less than the purchase price, and the tax consequence of flow-through share issues.

         During the fourth quarter of 2001, the Corporation adopted early the new recommendations of the CICA with respect to accounting for Stock-based Compensation. The Corporation has adopted this accounting policy retroactively, without restating the financial statements of prior periods. As a result, the Corporation recorded a reduction in retained earnings of $3.6 million, an increase in accounts payable of $6.2 million and a decrease in future income tax liability of $2.6 million. CICA Handbook section 3870 "Stock-based Compensation" establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Corporation has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income at the time of the option grants.

DIVIDENDS

         The Corporation has neither declared nor paid any dividends on its common shares. The Corporation intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         For Management's Discussion and Analysis of Financial Condition see pages 24 to 39 of the Corporation's 2002 Annual Report, such pages being incorporated by reference into this Annual Information Form.

                    MARKET FOR SECURITIES OF THE CORPORATION

         All the outstanding common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "CMT". Compton's common shares are included in the S&P/TSX Composite Index and the TSX Mid-Cap Index.

                             DIRECTORS AND OFFICERS

DIRECTORS

         Information is given below with respect to each of the current directors of the Corporation. All directors of Compton stand for election at each annual meeting of the Corporation. The next Annual and Special Meeting of Shareholders is scheduled for June 3, 2003 at 3:30 pm. (Calgary time) in The Historical Ballroom, Calgary Chamber of Commerce, 517 Centre Street South, Calgary, Alberta, Canada.

         The board of directors has established an Audit, Finance and Risk Committee, an Engineering, Environmental, Health and Safety Committee and a Governance and Compensation Committee. Each of these committees consists of all directors of the Corporation, other than Mr. Sapieha, each of whom is independent and unrelated to the Corporation and its affiliates.

NAME AND MUNICIPALITY
OF RESIDENCE                                             PRINCIPAL OCCUPATION                       DIRECTOR SINCE
--------------------------------------------------------------------------------------------------------------------
Mel F. Belich, Q.C.(1)                    President of Enbridge International Inc. and Group             1993
Calgary, Alberta                          Vice President, International & Corporate Law,
                                          Enbridge Inc., an energy transportation and
                                          distribution company; prior to September 1, 2000,
                                          Senior Vice President, International Development &
                                          General Counsel for Enbridge Inc.; and prior to
                                          July 1, 1999 Senior Vice President & General
                                          Counsel for Enbridge Inc.

Irvine J. Koop, P. Eng.(2)                Chairman and Chief Executive Officer, IKO
Calgary, Alberta                          Resources Inc.; prior to May 2001, Executive Vice
                                          President and President and Chief Executive
                                          Officer, Pipelines and Midstream, Westcoast Energy             1996
                                          Inc., an energy products and services company.

John W. Preston                           Account Executive, Sun Microsystems of Canada                  1993
Calgary, Alberta                          Inc., a computer company.

Jeffrey T. Smith, P. Geol.(3)             Independent Businessman; prior to 1998, Chief
Calgary, Alberta                          Operating Officer of Northstar Energy Corporation,             1999
                                          an oil and gas company.

Ernest G. Sapieha, C.A.                   President & Chief Executive Officer of the                     1993
Calgary, Alberta                          Corporation.

NOTES:
(1) Chairman of the Corporation and Chairman of the Governance and Compensation Committee.

(2)  Chairman of the Audit, Finance and Risk Committee.

(3)  Chairman of the Engineering, Environmental, Health and Safety Committee.

         Further information about the directors and the committees of the board of directors is set forth under the heading "Election of Directors" on pages 1 to 2 of the Corporation's Proxy Information Circular dated May 6, 2003 relating to the Annual and Special Meeting of Shareholders to be held on June 3, 2003, which sections are incorporated by reference into this Annual Information Form.

OFFICERS

         The name, city of residence and principal occupation during the last five years of each of the officers of the Corporation are set forth in the following table.

NAME AND MUNICIPALITY
OF RESIDENCE                                              PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------
Ernest G. Sapieha, C.A.                    President & Chief Executive Officer of the
Calgary, Alberta                           Corporation.

Norman G. Knecht, C.A.                     Vice President Finance & Chief Financial Officer
Calgary, Alberta                           of the Corporation.

Tim G. Millar                              Vice President, General Counsel & Corporate
Calgary, Alberta                           Secretary of the Corporation; prior to 2003,
                                           Senior Partner of Fraser Milner Casgrain LLP,
                                           Barristers and Solicitors.

Murray J. Stodalka, P. Eng.                Vice President, Engineering & Operations of the
Calgary, Alberta                           Corporation.

Kim N. Davies, P.Geoph.                    Vice President, New Ventures, prior to 2003, Vice
Calgary, Alberta                           President, Exploration of the Corporation.

Marc R. Junghans                           Vice President, Exploration, prior to 2003,
Calgary, Alberta                           Manager of Exploration of the Corporation.

         As at May 5, 2003, the directors and officers of Compton as a group beneficially owned or controlled, directly or indirectly, 14,719,019 common shares of Compton, representing approximately 10.3% of the issued and outstanding common shares of the Corporation on a fully diluted basis.

                             ADDITIONAL INFORMATION

         The Corporation will provide to any person, upon request to the Chief Financial Officer of the Corporation at the address listed below, the following additional information:

         (a) when the Corporation is in the course of a distribution of its securities pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

                  (i) one copy of the Corporation's annual information form together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

                  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the most recently completed financial year;

                  (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

                  (iv) one copy of any other document that is incorporated by reference into the short form prospectus or the preliminary short form prospectus and that is not required to be provided under (i), (ii) or (iii) above;

         (b) at any other time, one copy of any other document referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a holder of the Corporation's securities.

         Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's common shares, options to acquire common shares and interests of insiders in material transactions (if applicable) is contained in the Proxy Information Circular issued by Management dated May 6, 2003, relating to the Annual and Special Meeting of Shareholders to be held on June 3, 2003. Additional financial information is also provided in the comparative financial statements of the Corporation for the year ended December 31, 2002 included in the Corporation's 2002 Annual Report. Copies of these documents and additional copies of this Annual Information Form are available to the public and may be obtained by contacting:

                 Compton Petroleum Corporation
                 Suite 3300, 425 - 1st Street S.W.
                 Fifth Avenue Place, East Tower
                 Calgary, Alberta, Canada
                 T2P 3L8
                 Attention:   Mr. Norman G. Knecht, C.A.
                              Vice President Finance & Chief Financial Officer
                 Telephone:   (403) 237-9400
                 Fax:         (403) 237-9410.

                                                                      DOCUMENT 2
                                                                      ----------


MANAGEMENT'S DISCUSSION AND ANALYSIS


------------------------------------------------------
TABLE OF CONTENTS

Overview                                           24
Results of Operations                              25
Consolidated Financial Results                     29
Accounting Policies                                35
2003 Outlook                                       37
Business Conditions, Risk and Risk Management      38
Management's Report                                40
Independent Auditors' Report                       41
Consolidated Financial Statements                  42
Notes to the Consolidated Financial Statements     45
Supplemental Reserve Information                   71
------------------------------------------------------


OVERVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS IS A REVIEW OF THE COMPANY'S 2002 FINANCIAL AND OPERATING RESULTS AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 37,2002. THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). A RECONCILIATION TO UNITED STATES GAAP IS INCLUDED IN NOTE 17 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

PER BOE AMOUNTS HAVE BEEN CALCULATED USING A CONVERSION RATE OF 6,OOO CUBIC FEET OF NATURAL GAS BEING EQUIVALENT TO ONE BARREL OF CRUDE OIL. MANAGEMENT'S DISCUSSION AND ANALYSIS MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE ESTIMATES, PLANS, EXPECTATIONS, OPINIONS, FORECASTS, PROJECTIONS, GUIDANCE OR OTHER STATEMENTS THAT ARE NOT STATEMENTS OF FACT. ALTHOUGH COMPTON PETROLEUM CORPORATION ("COMPTON" OR THE "COMPANY") BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. THERE ARE MANY FACTORS THAT COULD CAUSE FORWARD-LOOKING STATEMENTS NOT TO BE CORRECT, INCLUDING RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY BUSINESS. THESE RISKS
INCLUDE, BUT ARE NOT LIMITED TO: CRUDE OIL AND NATURAL GAS PRICE VOLATILITY, EXCHANGE RATE FLUCTUATIONS, AVAILABILITY OF SERVICES AND SUPPLIES, OPERATING HAZARDS AND MECHANICAL FAILURES, UNCERTAINTIES IN THE ESTIMATES OF RESERVES AND IN PROJECTIONS OF FUTURE RATES OF PRODUCTION AND TIMING OF DEVELOPMENT EXPENDITURES, GENERAL ECONOMIC CONDITIONS, AND THE ACTIONS OR INACTIONS OF THIRD-PARTY OPERATORS. THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE
EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THIS CAUTIONARY STATEMENT.

MANAGEMENT'S DISCUSSION AND ANALYSIS CONTAINS THE TERM "CASH FLOW FROM OPERATIONS"; WHICH SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN "CASH FLOW FROM OPERATING ACTIVITIES" AS DETERMINED IN ACCORDANCE WITH CANADIAN GAAP AS AN INDICATOR OF THE COMPANY'S FINANCIAL PERFORMANCE. COMPTON'S DETERMINATION OF CASH FLOW FROM OPERATIONS MAY NOT BE COMPARABLE TO THAT REPORTED BY OTHER COMPANIES. THE OTHER ITEMS REQUIRED TO ARRIVE AT CASH FLOW FROM OPERATING ACTIVITIES ARE CONSIDERED TO BE CORPORATE CHARGES.

Compton is an independent public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in Western Canada. The Company's activities are concentrated in three core geographic areas in Alberta. Compton's growth and reserves base have resulted from exploration and development activities complemented by strategic acquisitions. The Company is committed to long-term sustainable growth through a focus on natural gas with deeper, long-life, low-decline reserves.

RESULTS OF OPERATIONS

UNDEVELOPED LAND

During 2002, Compton continued to expand its land base within its core operating areas. Undeveloped land increased by 6 percent to 742,465 net (1,042,923 gross) acres, from 700,695 net (962,259 gross) acres in 2001. The Company has an average 71 percent working interest in this large land base, sufficient to generate a minimum of five years of drilling prospects.

Compton's landholdings are as follows:

--------------------------------------------------------------------------------------------
                                                   ACRES                      SECTIONS
AREA                                       GROSS           NET          GROSS           NET
--------------------------------------------------------------------------------------------
Southern Alberta                         473,501       372,871            740           583
Central Alberta                          275,108       168,107            430           263
Peace River Arch                         135,200        96,018            211           150
Northern Alberta                         107,210        82,165            168           128
Other                                     51,904        23,304             81            36
--------------------------------------------------------------------------------------------
December 31, 2002 total                1,042,923       742,465          1,630         1,160
--------------------------------------------------------------------------------------------
December 31, 2001 total                  962,259       700,695          1,504         1,095
December 31, 2000 total                  763,503       610,640          1,193           954
--------------------------------------------------------------------------------------------

ACQUISITIONS

During the fourth quarter of 2002, the Company completed two strategic land and facility acquisitions. At Callum, immediately south and west of Hooker in Southern Alberta, the Company acquired a 50 percent working interest and operatorship of a 30 mmcf per day natural gas plant, 95 sections of contiguous undeveloped lands and 1.9 million boe of established, deep tight natural gas reserves. The undeveloped acreage is prospective for deep tight natural gas targets and is an expansion of Compton's core area in Southern Alberta.

At Niton, in West Central Alberta, Compton expanded its land position by swapping loo sections of high workinginterest lands, wells and facilities for non-operated minor working interests in the southern Peace River Arch. The Niton lands contain primarily multi-zone natural gas reserves and include a 100% interest in a 10mmcf per day gas plant.

CAPITAL EXPENDITURES

The Company continued to invest in land, seismic, production facilities and exploratory drilling necessary for future value creation. In 2002, drilling and completions accounted for 48 percent of capital expenditures of $155 million. The remaining 52 percent of capital expenditures were split amongst land, facilities and property acquisitions, similar to 2001.

-------------------------------------------------------------------------------------------------
                                               2002                 2001                2000
CAPITAL EXPENDITURES                    ($000S)        %    ($000S)        %    ($000S)        %
-------------------------------------------------------------------------------------------------
Drilling and completions                75,369        48    84,658        44    66,695        56
Land and seismic                        29,096        19    25,883        14    23,241        20
Facilities                              21,714        14    27,643        15    27,901        24
Acquisitions, net                       28,929        19    22,614        11       635        --
-------------------------------------------------------------------------------------------------
Subtotal                               155,108       100   160,798        84   118,472       100
Corporate acquisitions                      --        --    29,669        16        --        --
-------------------------------------------------------------------------------------------------
Tota1                                  155,108       100   190,467       100   118,472       100
-------------------------------------------------------------------------------------------------

DRILLING ACTIVITY

In 2002, consistent with the Company's strategy of internal prospect generation and full-cycle exploration, Compton drilled a total of 87 gross wells, compared to 95 gross wells in 2001. In 2001,48 percent of wells drilled were exploratory and 52 percent were development. In 2002, of the 87 wells drilled, 35 percent were classified as exploratory wells and 65 percent were classified as development wells.

Compton's 2002 drilling program achieved an overall success rate of 9o percent. Drilling results are summarized below:

--------------------------------------------------------------------------------------------------
                           NATURAL
                             GAS          OIL         D&A        TOTAL        NET        SUCCESS
--------------------------------------------------------------------------------------------------
AREA
Southern Alberta               51           0            7          58          46          88%
Central Alberta                 3           2            1           6           4          83%
Peace River Arch               10          12            1          23          14          96%
--------------------------------------------------------------------------------------------------
2002 total                     64          14            9          87          64          90%
--------------------------------------------------------------------------------------------------
2001 total                     60          12           23          95          71          76%
2000 total                     56          10           30          96          78          70%
--------------------------------------------------------------------------------------------------

Compton's natural gas targets continue to be deeper than the typical Alberta well. The average well depth of the Company's 2002 drilling program was approximately 1,789 metres (5,869 feet). Compton's deep drilling technical expertise and its large land base enable the Company to explore for and develop larger reservoirs with long-life, low-decline reserves.

RESERVES

Compton's proven reserves increased by 15 percent to 82.2 million boe at December 31, 2002 from 71.8 million boe at December 31, 2001. Total proven reserves comprised 79 percent of the Company's established reserves at December 31, 2002 compared to 86 percent at year-end 2001. As a result of successful development activities, proven undeveloped reserves were moved to the proven producing and non-producing categories and decreased by approximately 2.2 million boe. Proven undeveloped reserves comprised only 7 percent of total proven reserves at December 31, 2002 compared to 11 percent of proven reserves at December 31, 2001. Risked probable reserves increased by 79 percent to 21.3 million boe at December 31, 2002 further illustrating the extensive development opportunities existing within the Company.

In 2002, Compton focused on the continued development of its internally-generated prospects, with 76 percent of 2002 reserves additions generated through drilling activities. Overall, natural gas comprised 82 percent of the Company's proven reserves (8o percent of established). On a 10 percent discounted cash flow basis, the established value of reserves increased by 35 percent to $908.3 million at December 31, 2002 from $672.3 million at December 31, 2001.

The Company's reserves were evaluated by independent petroleum engineering consultants, Outtrim Szabo and Associates Ltd. and were reviewed by an independent committee of Compton's Board of Directors. A summary of the report is presented below:

-----------------------------------------------------------------------------------------------------------------
RESERVES AT                         NATURAL     CRUDE OIL      TOTAL OIL                    DISCOUNTED CASH FLOW
DECEMBER 31, 2002                     GAS        AND NGLS      EQUIVALENT      % OF       10% DCF        15% DCF
ESCALATING ECONOMICS                 (BCF)       (MBBLS)      (MBOE) (6:1)    TOTAL       ($000S)        ($000S)
-----------------------------------------------------------------------------------------------------------------
Proven
     Producing                        289         10,934        59,102           57      531,947        437,405
     Non-producing                     86          2,862        17,259           17      173,467        145,844
     Undeveloped                       27          1,356         5,795            6       61,737         48,860
-----------------------------------------------------------------------------------------------------------------
Total proven                          402         15,152        82,156           80      767,151        632,109
     Risked probable                   95          5,441        21,345           20      141,139        104,127
-----------------------------------------------------------------------------------------------------------------
Established                           497         20,593       103,501          100      908,290        736,236
-----------------------------------------------------------------------------------------------------------------

The value of oil and natural gas reserves is based upon commodity price assumptions at January 1, 2003 and reflects a per barrel oil price (Edmonton Light) of $39.73 (WTI: US$26.00) for 2003, decreasing to $32.88 (WTI: US$21.00)
in 2005, and then escalating to $37.59 (WTI: US$24.74) in 2014, and 1.5 percent per year thereafter. Natural gas pricing is based upon an Alberta spot price of $5.66 per mcf in 2003, declining to $4.63 in 2005 and then escalating to $5.13 in 2014 and 1.5 percent per year thereafter.

RESERVE RECONCILIATION

--------------------------------------------------------------------------------------------------------------------
                                                CRUDE OIL AND NGLS                         NATURAL GAS
--------------------------------------------------------------------------------------------------------------------
                                                          50%                                   50%
                                             PROVEN   PROBABLE        TOTAL       PROVEN     PROBABLE        TOTAL
                                             (MBBLS)    (MBBLS)      (MBBLS)        (BCF)        (BCF)        (BCF)
--------------------------------------------------------------------------------------------------------------------
December 31, 2001                          13,083        3,751       16,834          352           49          401
Development, exploration
     and exploitation                       3,656        1,136        4,792           72           31          103
Acquisitions, net                             660          405        1,065           11            4           15
Reserve revisions                             126          149          275            7           11           18
Production                                 (2,373)           0       (2,373)         (40)           0          (40)
--------------------------------------------------------------------------------------------------------------------
December 31, 2002                          15,152        5,441       20,593          402           95          497
--------------------------------------------------------------------------------------------------------------------

EFFICIENCY MEASURES

Compton's 2002 finding and development ("F&D") costs are among the best in the industry. Reserve additions for 2002 were achieved at an all-in F&D cost of $7.92 per boe on a proven basis and $5.35 per boe established. On a five-year average basis, which is more reflective of full-cycle exploration, F&D costs are $7.59 per boe proven and $6.30 per boe established.

The recycle ratio is used as an indicator of the efficiency with which an exploration and production company can replace its produced reserves. As such, the recycle ratio is widely accepted as a measure of value creation. In 2002, Compton generated an established recycle ratio of 1.9 times.

-----------------------------------------------------------------------------------------------------------
                                                                                             AVERAGE
-----------------------------------------------------------------------------------------------------------
                                            2002        2001         2000            3 YEAR        5 YEAR
-----------------------------------------------------------------------------------------------------------
Proven reserve additions
     F&D costs ($/boe)                      7.92        9.88         8.67              8.84          7.59
     Recycle ratio                          1.3         1.5          1.8               1.5           1.6
     Reserve replacement ratio              2.0         2.3          1.8               2.1           2.6
Established reserve additions
     F&D costs ($/boe)                      5.35        9.90         7.11              7.15          6.30
     Recycle ratio                          1.9         1.5          2.2               1.9           2.0
     Reserve replacement ratio              3.2         2.3          2.2               2.6           3.2
-----------------------------------------------------------------------------------------------------------

RESERVE LIFE INDEX

--------------------------------------------------------------------------------------------
                              NATURAL  CRUDE OIL     2002 OIL       2001 OIL      2000 OIL
(Years)                         GAS     AND NGLS    EQUIVALENT     EQUIVALENT    EQUIVALENT
--------------------------------------------------------------------------------------------
Proven                         9.9           6.4           8.9           7.8           7.5
Established                   12.2           8.7          11.2           9.1           9.0
--------------------------------------------------------------------------------------------

Compton's 2002 reserve life index is 8.9 years proven and 11.2 years established, further illustrating the long life of the Company's reserves.

NET ASSET VALUE

The Company's net asset value as at December 31, 2002 was $6.48 per common share, based upon established reserves (escalated dollar pricing) discounted at 10 percent. The Company's 2002 established reserves increased by 24 percent, contributing to an increase of 33 percent in net asset value from December 31, 2001.

------------------------------------------------------------------------------------------------
($millions, except per share amounts)                         2002          2001          2000
------------------------------------------------------------------------------------------------
Oil and natural gas reserves, established, 10% DCF            908.3         672.3         678.8
Undeveloped land and seismic                                  110.0         100.7          98.4
Other                                                           3.6           2.8           1.6
------------------------------------------------------------------------------------------------
                                                            1,021.9         775.8         778.8

Corporate debt, net                                          (268.5)       (208.3)       (153.4)
------------------------------------------------------------------------------------------------
Net asset value                                               753.4         567.5         625.4
------------------------------------------------------------------------------------------------

Net asset value per share, issued and outstanding              6.48          5.02          5.75
------------------------------------------------------------------------------------------------

PRODUCTION

Compton's production profile continues to reflect the Company's focus on natural gas which accounted for approximately 74 percent of 2002 production. Compton's natural gas production averaged 112 mmcf per day in 2002, an increase of 11 percent from 2001. Liquids production decreased by 1 percent to 6,503 barrels per day from 6,546 barrels per day in 2001. On a boe basis, production for 2002 averaged 25,137 boe per day, a 7 percent increase from 23,404 boe per day in 2001.

Production for 2003 is expected to increase by approximately 11 percent over 2002, based upon the Company's 2003 capital expenditures program of $171 million.

The Company's success in Southern Alberta has resulted in processing and gathering facilities currently operating at maximum capacity. Operational constraints were experienced at the Mazeppa gas plant in the fourth quarter of 2002 as the plant had not previously operated at maximum capacity and due to the high liquids content of natural gas from Hooker. These problems have generally been resolved.

Compton is actively pursuing expansion of the Mazeppa plant by adding an additional 30 mmcf per day capacity by the third quarter of 2003. Additional plans are underway to offload Brant production to an alternative sales pipeline by the end of the second quarter in 2003, adding 15 mmcf per day capacity.

To further address temporary processing constraints, Compton acquired a 50 percent interest in a 30 mmcf per day natural gas processing plant (28 mmcf per day current unutilized capacity) in the fourth quarter of 2002. Also included in the purchase were 1.9 million boe of established reserves, 1 mmcfe per day of net production and a 50 percent interest in 95 contiguous sections of undeveloped lands in the Callum area of southern Alberta. Compton intends to build a pipeline from Aphrodite to the Callum plant by the fourth quarter of 2003.

CONSOLIDATED FINANCIAL RESULTS

CASH FLOW AND NET EARNINGS

Cash flow from operations in 2002 was $96.5 million ($0.85 per share basic), a 25 percent decrease from 2001 cash flow from operations of $128.3 million ($1.17 per share basic). Net earnings for the year totalled $18.8 million ($0.17 per share basic), a 66 percent decrease from the $55.6 million ($0.51 per share basic) earned in 2001. The Company's 2002 cash flow and net earnings benefited from increased production volumes; however, the results were affected by lower realized commodity prices. Net earnings included a net loss of $1.6 million related to an unrealized foreign exchange loss due to the translation of the Company's U.S. dollar seven-year notes.

--------------------------------------------------------------------------------------------------------------------
              NETBACKS                                      2002                            2001            2000
--------------------------------------------------------------------------------------------------------------------
                                                       CRUDE OIL AND
            ($/BOE @ 6:I)               NATURAL GAS         NGLS
--------------------------------------------------------------------------------------------------------------------
                                          ($/MCF)          ($/BBL)          ($/BOE)         ($/BOE)         ($/BOE)
--------------------------------------------------------------------------------------------------------------------
Revenue                                       3.67           29.43           23.95           28.68           28.54
Royalties, net                               (0.86)          (5.18)          (5.17)          (6.55)          (5.98)
Operating expenses                           (0.83)          (4.96)          (4.96)          (4.71)          (4.22)
--------------------------------------------------------------------------------------------------------------------
Field operating netback                       1.98           19.29           13.82           17.42           18.34
--------------------------------------------------------------------------------------------------------------------
General and administrative                                                   (1.07)          (0.74)          (0.79)
Interest expense                                                             (2.19)          (1.51)          (1.71)
Capital taxes                                                                (0.17)          (0.16)          (0.12)
--------------------------------------------------------------------------------------------------------------------
Cash flow netback                                                            10.39           15.01           15.72
--------------------------------------------------------------------------------------------------------------------

QUARTERLY INFORMATION

The following table sets forth certain quarterly financial information of the Company for the last two fiscal years:

-----------------------------------------------------------------------------------------------------------
($000s, except per share data)                                FISCAL 2002 THREE MONTHS ENDED
-----------------------------------------------------------------------------------------------------------
                                                    MARCH 31,        JUNE 30,       SEPT. 30,       DEC. 31,
                                                        2002            2002            2002           2002
-----------------------------------------------------------------------------------------------------------
Total revenue                                         42,548          54,018          50,889         72,332
Earnings before tax                                    6,406          18,325          (6,434)        20,696
Earnings                                               3,472          11,026           1,447          2,853
Earnings per share (basic)                              0.03            0.10            0.01           0.03
Earnings per share (diluted)                            0.03            0.09            0.01           0.02
Total assets                                         700,533         717,496         751,773        817,272
Total long-term debt                                 230,000         250,586         261,740        260,634
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
($000s, except per share data)                                Fiscal 2002 Three Months Ended
-----------------------------------------------------------------------------------------------------------
                                                    March 31,        June 30,       Sept. 30,      Dec.  31,
                                                        2001            2001            2001           2001
-----------------------------------------------------------------------------------------------------------
Total revenue                                         87,197          66,415          47,927         43,431
Earnings before tax                                   40,793          26,743          11,004          5,621
Earnings                                              19,526          27,485           3,593          2,267
Earnings per share (basic)                              0.20            0.26            0.07           0.02
Earnings per share (diluted)                            0.19            0.24            0.07           0.02
Total assets                                         549,488         569,815         653,310        693,973
Total long-term debt                                 182,000         182,000         230,371        230,000
-----------------------------------------------------------------------------------------------------------

REVENUE AND PRICING

Compton realized $219.8 million in petroleum and natural gas revenue in 2002, a decrease of 10 percent from $245.0 million generated the previous year. The decrease in revenue resulted from lower natural gas prices realized in 2002 than in 2001, despite increased production in 2002. The Company's average 2002 realized oil and natural gas liquids price increased by 2 percent from 2001 to $29.43 per boe. In 2002, Compton's average realized natural gas price was $3.67 per mcf, down 23 percent from the 2001 average of $4.77 per mcf.

-----------------------------------------------------------------------------------------------------
Revenue ($000s)                       2002                      2001                       2000
-----------------------------------------------------------------------------------------------------
                               $            %            $             %            $            %
Natural gas                  148,133        67         174,424         71         141,367        67
Natural gas hedging            1,789         1           3,666          1               0         0
Crude oil and ngls            70,297        32          68,880         28          79,664        37
Crude oil hedging               (432)        0               0          0          (7,655)       (4)
-----------------------------------------------------------------------------------------------------
Revenue                      219,787       100         244,970        100         213,376       100
-----------------------------------------------------------------------------------------------------

MARKETING

In 2002, the Company's realized average field prices in Canadian funds were $3.67 per mcf of natural gas and $29.43 per barrel of crude oil and natural gas liquids, compared to the 2001 average field prices of $4.77 per mcf and $28.83 per barrel.

Compton's natural gas production is sold under a combination of longer-term contracts with aggregators and short-term 30-day AECO-indexed contracts. Approximately 40 percent of the Company's natural gas production in the first three-quarters of 2002 was committed to aggregators, reducing to 18 percent in the last quarter as a number of aggregator contracts expired. The average aggregator price realized was approximately $0.94 per mcf less than the non-aggregator prices realized during the year. The fourth-quarter aggregator price was $1.12 per mcf lower than non-aggregator prices.

Compton's crude oil sales are priced at Edmonton postings and are typically sold on 30-day evergreen arrangements. Natural gas liquids are bid out on an annual basis to establish the most competitive pricing.The Company sells crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.

From time to time, Compton may enter into hedging arrangements to mitigate commodity price risk. In accordance with Compton's policy, hedging programs will not exceed 50 percent of non-contracted production. See Risk Mitigation discussion on page 39 for outstanding hedges.

ROYALTIES

--------------------------------------------------------------------------------------
($000s, except where noted)                   2002              2001             2000
--------------------------------------------------------------------------------------
Crown royalties                             38,902            44,075            39,159
Other royalties                              9,095            12,344             6,188
--------------------------------------------------------------------------------------
                                            47,997            56,419            45,347
Alberta Royalty Tax Credit                    (500)             (500)             (652)
--------------------------------------------------------------------------------------
Net royalties                               47,497            55,919            44,695

Percentage of revenue                        21.6%             22.8%             20.9%
--------------------------------------------------------------------------------------

The Company's royalty obligations for 2002, net of the Alberta Royalty Tax Credit, amounted to $47.5 million, a decrease of 15 percent from the previous year. This decrease is attributable to lower revenues in 2002 and the effects of the provincial sliding-scale Crown royalty structure, which imposes lower royalty rates at lower commodity prices. The average royalty rate on total production was 21.6 percent in 2002, compared to 22.8 percent in the preceding year.

         OPERATING EXPENSES

--------------------------------------------------------------------------------------
                                              2002              2001              2000
--------------------------------------------------------------------------------------
Operating expenses ($000s)                  45,546            40,222            31,571
Operating expenses per boe ($/boe)            4.96              4.71              4.22
--------------------------------------------------------------------------------------

Operating expenses totalled $45.5 million in 2002. On a unit-of-production basis, operating costs were $4.96 per boe compared to $4.71 per boe during the same period in 2001, an increase of 5 percent year-over-year. The general increase in the cost of goods and services in the oil and natural gas industry, together with increased field staff levels and higher energy costs, contributed to the Company's higher operating costs on a unit-of-production basis.

GENERAL AND ADMINISTRATIVE EXPENSES

--------------------------------------------------------------------------------------
($000S, except where noted)                   2002              2001             2000
--------------------------------------------------------------------------------------
Gross G&A expense                           13,456               9,805            8,094
Operating recoveries                        (3,611)             (3,503)          (2,179)
--------------------------------------------------------------------------------------
Net G&A expense                              9,845               6,302            5,915
Net G&A expense per boe ($/boe)               1.07                0.74             0.79
--------------------------------------------------------------------------------------

In 2002, the Company's general and administrative ("G&A") expenses totalled $9.8 million, compared to $7.8 million for the preceding year before a recovery of $1.5 million relating to stock-based compensation. On a boe basis, G&A costs were $1.07, an increase of 18 percent from the $0.91 incurred in 2001. Additional full-time employees required due to the expanded activities of the Company and increased insurance expense contributed to increased G&A in 2002.

In 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to stock-based compensation. As a result, the Company recorded a recovery of $1.5 million of non-management employee stock-based compensation costs in 2001 resulting in net G&A expense of $6.3 million for 2001.


INTEREST EXPENSES

--------------------------------------------------------------------------------
($000S)                                       2002          2001          2000
--------------------------------------------------------------------------------

Interest expense                            20,130        12,863        12,772
Average debt outstanding                   265,605       203,410       153,815
--------------------------------------------------------------------------------

The Company's interest expense in 2002 totalled $20.1 million compared to $12.9 million for the previous year. The increased interest expense is attributable to higher debt servicing costs associated with the long-term U.S. notes issue and includes $1.7 million of non-cash charges.


DEPLETION, DEPRECIATION AND SITE RESTORATION COSTS

The Company's depletion and depreciation expense, which includes a provision for the future costs of site restoration and abandonment, increased to $56.0 million from $50.5 million in 2001. The average cost in 2002 was $6.10 per boe, slightly higher than $5.91 per boe in 2001.

On an annual basis, Compton reviews its liability for future site restoration and abandonment costs. For 2002, the provision totalled $1.1 million compared to $0.7 million in 2001. Current costs for site restoration and abandonments, net of recoveries, were estimated at approximately $18.8 million, of which $2.2 million is reflected as an accumulated provision in the December 31, 2002 consolidated balance sheet.


TAXES

CAPITAL TAX

Compton is liable for the payment of federal Large Corporations Tax ("LCT"). In 2002, the LCT increased to $1.4 million from $1.3 million in 2001, due to an increase in the Company's capital base upon which the LCT is calculated. This tax is non-deductible and increases as the capital resources of the Company increase.

FUTURE INCOME TAX EXPENSE

The Company's future income taxes were $18.8 million in 2002 compared to $22.2 million in 2001. The 2002 expense is lower due to a combination of decreased earnings and lower resource allowance in 2002.

TAX POOLS

Compton has approximately $274.4 million of tax pools at January 1, 2003. The following table summarizes the Company's estimated tax pool balances by classification:

-------------------------------------------------------------------------------
                                                                MAXIMUM
                                                AVAILABLE        ANNUAL
                                                 BALANCE       DEDUCTION
-------------------------------------------------------------------------------
                                                ($000s)

Canadian exploration expense                       352             100%
Canadian development expense                    48,996              30%
Canadian oil and gas property expense          145,812              10%
Undepreciated capital cost                      79,265              20%-30%
-------------------------------------------------------------------------------
Total                                          274,425
-------------------------------------------------------------------------------


LIQUIDITY AND CAPITAL RESOURCES

The capitalization of the Company at December 31, 2002 consisted primarily of $245.8 million of shareholders' equity and US$165 million senior term notes. Total debt outstanding at year-end, net of working capital, was $268.6 million. Working capital at December 31, 2002 was $32.1 million compared to $22.2 million in 2001, an increase of $9.9 million principally due to a higher cash balance at December 31, 2002 compared to December 31, 2001.

Compton expects funds generated from operations, together with available funds under the Company's existing bank credit facilities, will be sufficient to finance current operations and planned capital expenditures for 2003.

DEBT

In May 2002, the Company issued US$165 million of 9.90 percent senior notes due 2009. The senior notes are unsecured and were issued at a price per note of
98.273 percent. The net proceeds from the offering were approximately US$157.2 million, which the Company used to repay its entire existing bank indebtedness and for general corporate purposes.

At December 31, 2002 the Company had drawn $4o million of its syndicated credit facility; $128 million remains available. The senior notes offering, the subsequent repayment of the Company's outstanding bank indebtedness and available line of credit enhances Compton's financial flexibility and facilitates its continuing strategy for long-term sustainable growth.

EQUITY

In December 2002, Compton completed a private placement of 3,085,175 flow-through common shares for total gross proceeds of approximately $17.6 million. The funds were utilized to fund the expansion of Compton's exploration operations.

In March 2002, Compton obtained regulatory approval from the Toronto Stock Exchange to repurchase a maximum of 5.4 million of the Company's outstanding common shares for cancellation. The repurchase program was approved for a 12-month period, which commenced on March 8, 2002 and ended on March 7, 2003 and it was subsequently renewed in 2003 for a further 12-month period. For the year ended December 31, 2002, the Company repurchased 796,200 common shares under this program at an average cost of $3.80 per share.

ACCOUNTING POLICIES

The application of Canadian GAAP involves certain assumptions, judgements and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The basis for these estimates is historical experience and various other assumptions that management believes to be reasonable. These estimates are the basis for making judgements about the carrying value of assets and liabilities. Actual results could differ from these estimates under different assumptions or conditions. Thus, the application of these principles can produce varying results from company to company.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days of the filing of the report (the "Evaluation Date"), and concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective to ensure that information required to disclose in its filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed in the reports that it files under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Excecutive Officer and Chief Financial Office, as appropriate to allow timely decisions regarding required disclosure.

CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING

There were no significant changes to Compton's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date and the filing date of the Annual Report.

FULL COST ACCOUNTING

Compton follows the full cost method of accounting for petroleum and natural gas operations. Under this accounting method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Capitalized costs, as well as the estimated future expenditures to develop proven reserves, are depleted using the unit-of-production method based on estimated proven oil and natural gas reserves.

CEILING TEST

In applying the full cost method, Compton calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year-end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

OIL AND NATURAL GAS RESERVES

All of Compton's oil and natural gas reserves are evaluated and reported on by independent petroleum engineering consultants. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels.

Proven oil and natural gas reserves are those reserves that geological and engineering data demonstrate with reasonable certainty can be recovered in future years from known reservoirs under existing economic and operating conditions. Probable additional reserves are those reserves not currently demonstrated to be proven under existing economic and operating conditions, but where analysis suggests the likelihood of their existence and future recovery. Established reserves are calculated as proven reserves plus 50 percent of risked probables. Disclosed reserve quantities are gross of royalty volumes.

ASSET IMPAIRMENT

The Company is required to provide for future removal and site restoration costs, net of expected recoveries. The Company must estimate these costs in accordance with existing laws, contracts or other policies and must estimate the expected recoveries, which is generally the salvage value or residual value of an asset. These estimated net costs are charged to earnings and the appropriate liability account over the expected service life of the asset. Site restoration costs incurred in the year reduce the amount of the liability. When the future removal and site restoration costs cannot be reasonably determined, a contingent liability may exist. Contingent liabilities are charged to earnings when management is able to determine the amount and the likelihood of the future obligation.

CHANGES IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

During the fourth quarter of 2001, the Company early adopted the new recommendation of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for stock-based compensation. The Company adopted this accounting policy retroactively, without restating the consolidated financial statements of prior periods. Under the fair value method, the Company records a compensation expense in the financial statements for granted share options.

The Company has a stock-based compensation plan, which includes stock options and an employee stock savings plan. Consideration received from employees or directors on the exercise of stock options under the stock option plan is recorded as capital stock. Compensation costs have not been recognized for fixed stock options granted to employees and directors. The Company matches employee contributions to the stock savings plan and these cash payments are recorded as compensation expense.

FOREIGN CURRENCY TRANSLATION

Effective January 1, 2002 the Company adopted the CICA amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings.

FUTURE INCOME TAXES

Effective January 1, 2000 the Company adopted the new recommendations of the CICA with respect to accounting for future income taxes. Under the new recommendations the liability method of tax allocation is used, which is based upon the difference between financial and tax bases of assets and liabilities.

2003 OUTLOOK

Compton is projecting an 11 percent increase in 2003 production over 2002. Average annual production growth in 2003 will be limited due to temporary facility constraints. Compton expects to drill 142 net wells, incurring capital expenditures of $171 million. Of this amount, approximately $101 million will be directed towards drilling and completion activities, allocated 35 percent to exploration and 65 percent to development projects.

The Company's 2003 capital expenditure program reflects estimated 2003 realized average commodity prices of $5.45 per mcf of natural gas and $34.85 per barrel of crude oil. These prices are based upon US$4.35 per mcf (NYMEX) and US$24.85 per barrel (WTI). The Company has a large inventory of drilling prospects and can quickly increase its capital expenditure program if commodity prices remain strong. The Company will fund its 2003 capital program with cash flow from operations.

Cash flow will be dependent upon a number of variables, including forecast prices and production. The table below outlines critical assumptions:

2003 ESTIMATES

--------------------------------------------------------------------------------
Production
         Natural gas (mmcf/d)                                             130
         Oil and ngls (bbls/d)                                          6,500
         Oil equivalent (boe/d)                                        28,000

     Capital expenditures ($000s)                                   $ 171,000
     Wells drilled (net)                                                  142

Pricing
     Natural gas        (US$/mcf) NYMEX                             $    4.35
                        (Cdn$/mcf) corporate                        $    5.45
     Crude oil          (US$/bbl ) WTI                              $   24.85
                        (Cdn$/bbl) corporate                        $   34.85

Exchange rate           (Cdn$ = US$)                                     0.65
--------------------------------------------------------------------------------

SENSITIVITIES

The Company's 2003 estimated cash flow is sensitive to fluctuations in oil and natural gas prices as follows:

--------------------------------------------------------------------------------------------
CASH FLOW (CDN$)                                                 ($000s)          ($/SHARE
                                                                                     BASIC)
--------------------------------------------------------------------------------------------
Change of US$0.10/mcf in the price of natural gas (NYMEX)         5,000       $       0.04
Change of US$1.00/bbl in the price of crude oil (WTI)             2,500       $       0.02
--------------------------------------------------------------------------------------------

BUSINESS CONDITIONS, RISKS AND RISK MITIGATION

BUSINESS CONDITIONS AND RISKS

Compton's operations are subject to risks normally associated with the oil and natural gas industry. The most important of these are set out below, together with the strategies Compton employs to mitigate and minimize these risks.

INHERENT INDUSTRY RISK THAT EXPLORATION AND DEVELOPMENT PROGRAMS MAY NOT RESULT IN ECONOMIC RESERVE ADDITIONS TO REPLACE PRODUCTION. Compton's strategies to minimize this inherent risk include focusing on selected areas in Western Canada, utilizing a team of highly qualified professionals with expertise and experience in these areas, expanding operations in core areas, continuously assessing strategic acquisitions to complement existing activities and striving for a balance between exploration and lower-risk development and exploitation prospects.

FINANCIAL RISKS INCLUDING COMMODITY PRICES AND EXPENDITURE COSTS SHIFTING DUE TO CHANGES IN MARKET CONDITIONS. Commodity prices are driven by supply, demand and market forces outside the Company's influence. Compton monitors and focuses its expenditures to reflect price and production changes. Compton continuously monitors market conditions and opportunities. From time to time the Company will employ financial instruments to manage exposure related to Canada/U.S. exchange rates and commodity prices.

The Company has commodity and fixed-price contracts outstanding as outlined in the Risk Mitigation section of this MD&A. The Company considers longer-term contracts with suppliers, where appropriate, to mitigate shifts in costs resulting from changes in industry and market conditions. Compton has no control over government intervention or taxation levels on the industry.

It is likely that in the future the Company will be required to raise additional capital via debt and/or equity financings in order to fully realize its strategic goals and business plans. Compton's ability to raise additional capital will depend upon a number of factors, such as general economic and market conditions that are beyond its control. If Compton is unable to obtain additional financing or to obtain it on favourable terms, the Company might be required to forego attractive business opportunities. Compton is committed to maintaining a strong balance sheet, combined with a flexible capital expenditure program, that can be adjusted to capitalize on or reflect acquisition opportunities or a tightening of liquidity sources.

MECHANICAL AND OPERATIONAL RISKS ASSOCIATED WITH THE DRILLING FOR, PRODUCTION AND PROCESSING OF NATURAL GAS AND CRUDE OIL, INCLUDING DAMAGE TO THE COMPANY'S EQUIPMENT AND THE LIABILITY ASSOCIATED WITH AN OCCURRENCE OR MALFUNCTION. Compton manages operational risks by employing skilled professionals utilizing leading-edge technology and conducting regular maintenance and training programs. The Company has both an operational emergency response plan and an operational safety manual. In addition, a comprehensive insurance program is maintained to mitigate risks and protect against significant losses where possible.

Compton operates in accordance with all applicable environmental legislation. The Company strives to maintain or surpass compliance with such regulations and works with government agencies, landholders and other parties to minimize the environmental impact of its activities.

Compton is also subject to various government-imposed regulatory risks, some of which are beyond the Company's control. Compton has established an Engineering, Environmental, Health and Safety Committee to ensure that employees and the environment are protected while the Company is engaged in its exploration and development activities. Policies and procedures have been established to ensure environmental protection standards are maintained and standards of operating practice are designed to minimize risk to employees and the environment.

RISK MITIGATION

From time to time, the Company enters into hedge transactions to manage fluctuations in commodity prices and foreign currency. Hedging contracts are utilized to support the economics of both corporate and property acquisitions. Oil and natural gas revenues for 2002 included gains of $1.2 million (2001 - gain of $3.7 million) on such transactions.

Currently, the Company has hedged approximately 30 percent of its current 2003 production and no hedging contracts are in place for 2004.

Hedging transactions have been entered into as follows:

----------------------------------------------------------------------------------------------------------------------
                                  DAILY VOLUME
----------------------------------------------------------------------------------------------------------------------
    COMMODITY        TYPE                 TERM                                            PRICE              INDEX
----------------------------------------------------------------------------------------------------------------------
   Natural gas     Collars     November 2002 - March 2003            23.8 mmcf      $4.33/mcf - $7.18/mcf     AECO
   Natural gas     Collars      April 2003 - October 2003            33.3 mmcf      $4.88/mcf - $7.93/mcf     AECO
   Natural gas      Fixed       April 2003 - October 2003             4.8 mmcf                  $6.85/mcf     AECO
    Crude oil       Fixed     January 2003 - December 2003          1,500 bbls               US$27.00/bbl     WTI
    Crude oil      Collar     January 2003 - December 2003            500 bbls             US$23.50/bbl -     WTI
                                                                                             US$27.00/bbl

FOREIGN                                                            DAILY
CURRENCY             TYPE                 TERM                NOTIONAL AMOUNT         EXCHANGE RATE        INDEX RATE
----------------------------------------------------------------------------------------------------------------------
US$                 Fixed     January 2003 - December 2003        US$37,250           Cdn $1.583 / US$1      Bank of
                                                                                                             Canada
                                                                                                              Noon
------------------ --------- -------------------------------- ----------------- -------------------------- -----------

                                                                      DOCUMENT 3
                                                                      ----------



MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Compton Petroleum Corporation and all other financial and operating information contained in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting policies detailed in the notes to the consolidated financial statements and in accordance with generally accepted accounting principles in Canada.

The Company's systems of internal control have been designed and maintained to provide reasonable assurance that assets are properly safeguarded and that the financial records are sufficiently well maintained to provide relevant, timely and reliable information to management.

External auditors, appointed by the shareholders, have independently examined the consolidated financial statements. They have performed such tests as they deemed necessary to enable them to express an opinion on these consolidated financial statements.

An Audit Committee of the Board of Directors has reviewed these consolidated financial statements with management and the external auditors. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

/s/ E.G. Sapieha                         /s/ N.G. Knecht


E.G. Sapieha, C.A.                       N.G. Knecht, C.A.
President and                            Vice President Finance and
Chief Executive Officer                  Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Compton Petroleum Corporation

We have audited the consolidated balance sheets of Compton Petroleum Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2002 in accordance with accounting principles generally accepted in Canada.


Calgary, Alberta                             (Signed) "Grant Thornton LLP"
March 14, 2003                               Chartered Accountants


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated March 14, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.


Calgary, Alberta                             (Signed) "Grant Thornton LLP"
Canada                                       Chartered Accountants
March 14, 2003

CONSOLIDATED BALANCE SHEETS


($000S)
--------------------------------------------------------------------------------
DECEMBER 31,                                                  2002          2001
--------------------------------------------------------------------------------

ASSETS

Current
     Cash                                             $     14,725  $      5,052
     Accounts receivable and other                          80,689        82,001
--------------------------------------------------------------------------------

                                                            95,414        87,053
Deferred financing charges                                  13,444             -
Property and equipment (Note 5)                            708,414       606,920
--------------------------------------------------------------------------------
                                                      $    817,272  $    693,973
================================================================================

LIABILITIES

Current
     Bank debt (Note 6)                               $     40,000  $    230,000
     Accounts payable                                       63,275        64,903
--------------------------------------------------------------------------------

                                                           103,275       294,903
Senior term notes (Note 7)                                 260,634             -
Capital lease obligations (Note 8)                             126           449
Future income taxes (Notes 3 and 13)                       205,193       179,192
Future site restoration (Note 9)                             2,245         1,569
--------------------------------------------------------------------------------
                                                           571,473       476,113
================================================================================

SHAREHOLDERS' EQUITY

Capital stock (Note 10)                                    128,079       116,572
Retained earnings                                          117,720       101,288
--------------------------------------------------------------------------------
                                                           245,799       217,860
================================================================================
                                                           817,272  $    693,973
--------------------------------------------------------------------------------


Commitments and contingencies (Note 16)

On behalf of the Board:

     Director                                           Director

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS


($000S, EXCEPT PER SHARE DATA)

-----------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                 2002         2001         2000
-----------------------------------------------------------------------------------------
REVENUE
     Oil and gas revenues                           $ 219,787    $ 244,970    $ 213,376
     Royalties, net                                    47,497)     (55,919)     (44,695)
-----------------------------------------------------------------------------------------
                                                      172,290      189,051      168,681
=========================================================================================

EXPENSES
     Operating                                         45,546       40,222       31,571
     General and administrative                         9,845        6,582        5,915
     Interest                                          20,130       12,863       12,772
     Depletion and depreciation                        56,003       50,450       41,767
-----------------------------------------------------------------------------------------

                                                      131,524      110,117       92,025
     Unrealized foreign exchange loss (Note 3)          1,583           --           --
     Stock-based compensation (Note 11)                   190         (280)          --
-----------------------------------------------------------------------------------------

                                                      133,297      109,837       92,025
=========================================================================================

EARNINGS BEFORE TAXES                                  38,993       79,214       76,656
-----------------------------------------------------------------------------------------

TAXES
     Future income taxes (Note 13)                     18,767       22,248       35,707
     Capital taxes                                      1,428        1,330          890
-----------------------------------------------------------------------------------------
                                                       20,195       23,578       36,597
=========================================================================================

NET EARNINGS                                           18,798       55,636       40,059

RETAINED EARNINGS, beginning of year                  101,288       63,324       27,197
-----------------------------------------------------------------------------------------
                                                      120,086      118,960       67,256

Change in accounting policies (Note 3)                     --       (3,585)        (380)
Premium on redemption of shares (Note 10)              (2,366)     (14,087)      (3,552)
-----------------------------------------------------------------------------------------

RETAINED EARNINGS, end of year                      $ 117,720    $ 101,288    $  63,324
=========================================================================================

EARNINGS PER SHARE
     Basic                                          $    0.17    $    0.51    $    0.37
     Diluted (Note 12)                              $    0.16    $    0.48    $    0.36
-----------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW


($000S, EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                 2002         2001         2000
-----------------------------------------------------------------------------------------
CASH DERIVED FROM (APPLIED TO)

OPERATING
     Net earnings                                   $  18,798    $  55,636    $  40,059
     Items not affecting cash
       Depletion and depreciation                      56,003       50,450       41,767
       Future income taxes                             18,767       22,248       35,707
       Amortization of deferred charges                 1,367           --           --
       Unrealized foreign exchange loss                 1,583           --           --
-----------------------------------------------------------------------------------------

     Cash flow from operations                         96,518      128,334      117,533
     Change in non-cash working capital (Note 15)      (4,843)      (7,266)     (13,346)
-----------------------------------------------------------------------------------------
                                                       91,675      121,068      104,187
=========================================================================================

FINANCING
     Increase (decrease) in bank loan                (190,000)      36,304       23,662
     Capital lease obligations                           (323)         (38)          --
     Issue of senior notes                            259,050           --           --
     Deferred financing charges                       (14,810)          --           --
     Proceeds from share issues, net                   18,177       41,558       11,844
     Redemption of common shares                       (3,026)     (17,774)      (5,564)
     Change in non-cash working capital (Note 15)       3,514           --           --
-----------------------------------------------------------------------------------------
                                                       72,582       60,050       29,942
-----------------------------------------------------------------------------------------
Cash available for investing activities               164,257      181,118      134,129
-----------------------------------------------------------------------------------------

INVESTING
     Property and equipment additions                (127,993)    (147,993)    (118,153)
     Corporate acquisitions (Note 4)                       --      (29,669)          --
     Property acquisitions                            (44,857)     (18,974)     (33,513)
     Property dispositions                             17,700        8,731       33,272
     Site restoration                                    (446)        (473)        (368)
     Change in non-cash working capital (Note 15)       1,012       12,312         (307)
-----------------------------------------------------------------------------------------
                                                     (154,584)    (176,066)    (119,069)
-----------------------------------------------------------------------------------------

CHANGE IN CASH                                          9,673        5,052       15,060

CASH, BEGINNING OF YEAR                                 5,052           --      (15,060)
-----------------------------------------------------------------------------------------

CASH, END OF YEAR                                      14,725    $   5,052    $      --
=========================================================================================

CASH FLOW FROM OPERATIONS PER SHARE
     Basic                                          $    0.85    $    1.17    $    1.10
     Diluted (Note 12)                              $    0.82    $    1.12    $    1.06
-----------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN $000S, UNLESS OTHERWISE STATED)
DECEMBER 31, 2002

1.   NATURE OF OPERATIONS

     The Company is engaged primarily in the exploration for and production of petroleum and natural gas reserves in a single cost centre, being the Western Canada Sedimentary Basin.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A)  BASIS OF PRESENTATION

         The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below.

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the respective dates of acquisition. Inter-company transactions and balances are eliminated upon consolidation.

     B)  PETROLEUM AND NATURAL GAS PROPERTIES

         i)   CAPITALIZED COSTS

              The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, interest on debt directly related to certain acquisitions, and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion and depreciation.

         ii)  DEPLETION AND DEPRECIATION

              Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant undeveloped properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

              Depreciation of office equipment is provided for on a declining-balance basis at 20 percent per annum.

         iii) CEILING TEST

              In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

         iv)  FUTURE SITE RESTORATION AND ABANDONMENT COSTS

              Estimated costs of future site restoration and abandonments, net of recoveries, are provided for over the life of proven reserves on a unit-of-production basis. An annual provision is recorded as additional depletion and depreciation. Costs are based on engineering estimates of the anticipated method and extent of site restoration in accordance with current legislation, industry practices and costs. The accumulated provision is reflected as a non-current liability and actual expenditures are charged against the accumulated provision when incurred.

      C) FINANCIAL INSTRUMENTS

         Financial instruments consist mainly of accounts receivable and other, accounts payable and long-term debt. There are no significant differences between the carrying value of these financial instruments and their estimated fair value.

         The Company uses financial instruments for non-trading purposes to manage fluctuations in commodity prices, foreign currency exchange rates and interest rates, as described in Note 14. Hedge accounting is used when there is a high degree of correlation between price movements in the financial instrument and the item designated as being hedged. Gains and losses are recognized in the same period as the hedged item. If correlation ceases, hedge accounting is terminated and future changes in the market value of the financial instrument are recognized as gains or losses in the period. To date, the correlation has remained strong and all gains and losses from these financial instruments have been recorded using hedge accounting.

     D)  JOINT OPERATIONS

         Certain petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

     E)  FLOW-THROUGH SHARES

         Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

     F)  PER SHARE AMOUNTS

         The treasury stock method is used to determine the dilutive effect of stock options. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market rate.

     G)  USE OF ESTIMATES

         The preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated amounts as future confirming events occur.

     H)  INCOME TAXES

         Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the temporary differences are expected to reverse.

     I)  REVENUE RECOGNITION

         Revenue associated with the production and sales of crude oil, natural gas and natural gas liquids owned by the Company are recognized when title passes from the Company to its customer.

     J)  STOCK-BASED COMPENSATION PLAN

         The Company has a stock-based compensation plan, which includes stock options and an employee stock savings plan.

         Consideration received from employees or directors on the exercise of stock options under the stock option plan is recorded as capital stock. Compensation costs have not been recognized for fixed stock options granted to employees and directors. The Company matches employee contributions to the stock savings plan and these cash payments are recorded as compensation expense.

     K)  DEFERRED FINANCING CHARGES

         Financing costs related to the issuance of the senior term notes have been deferred and are amortized over the term of the respective senior term notes on a straight-line basis.

     L)  FOREIGN CURRENCY TRANSLATION

         Long-term debt payable in U.S. dollars is translated into Canadian dollars at the period-end exchange rate, with any resulting adjustment recorded in the consolidated statements of earnings and retained earnings.

     M)  DIVIDEND POLICY

         The Company has neither declared nor paid any dividends on its common shares. The Company intends to retain its earnings to finance growth and expand its operations and does not anticipate paying any dividends on its common shares in the foreseeable future.

3.   CHANGES IN ACCOUNTING POLICIES

     A) Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") amended accounting standard with respect to accounting for foreign currency translation. As a result of adopting this amended standard, gains or losses on the translation of long-term debt denominated in U.S. dollars are no longer deferred and amortized over the term of the debt, but are recognized in earnings. The adoption of this amended standard resulted in an unrealized foreign exchange loss of $1.6 million for the fiscal year ended December 31, 2002. This amended standard affects the Company's accounting for its U.S. denominated senior term notes due May 15, 2009 (refer to Note 7).

     B) During the fourth quarter of 2001, the Company early adopted the new recommendations of the CICA with respect to accounting for stock-based compensation. The Company has adopted this accounting policy retroactively, without restating the consolidated financial statements of prior periods. Effective January 1, 2001, the Company recorded a reduction in retained earnings of $3.6 million, an increase in accounts payable of $6.2 million and a decrease in future income tax liability of $2.6 million.

     C) Effective January 1, 2000, the Company adopted the new recommendations of the CICA with respect to accounting for future income taxes. Under the new recommendations the liability method of tax allocation is used, which is based upon the difference between financial and tax bases of assets and liabilities.

         The Company has adopted this change in accounting policy retroactively, without restating the consolidated financial statements of prior periods. As a result, the Company recorded a reduction in retained earnings of $0.4 million, an increase in property and equipment of $68.1 million and an increase in the future income tax liability of $68.5 million, as at January 1, 2000.

     D) The CICA approved a new standard for the compilation and disclosure of per share amounts. In 2000, the Company retroactively adopted the new standard. Under this standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments.

         Prior period diluted earnings per share and cash flow from operations per share have been restated for this change in accounting policy. If the imputed method had been used to calculate these amounts, the reported amounts would have been for the year ended December 31, 2000, diluted earnings per share - $0.35 and diluted cash flow from operations per share - $1.03.

4.   ACQUISITION

     Effective July 16, 2001, the Company acquired all of the issued and outstanding shares of Hornet Energy Ltd. ("Hornet"), a public company involved in the exploration, development and production of oil and natural gas primarily in southern Alberta. The acquisition has been accounted for by the purchase method of accounting and the consolidated financial statements include the results of operations from date of acquisition. The fair value of the assets acquired is as follows:

     ---------------------------------------------------------------------------

     Net assets acquired
          Petroleum and natural gas properties               $    54,276
          Future income taxes                                    (12,236)
     ---------------------------------------------------------------------------
                                                                  42,040
          Working capital deficiency                              (1,460)
          Long-term debt                                         (10,320)
          Capital lease obligations                                 (591)
     ---------------------------------------------------------------------------
                                                             $    29,669
     ---------------------------------------------------------------------------

     Consideration
          Cash                                               $    29,134
          Transaction costs                                          535
     ---------------------------------------------------------------------------
                                                             $    29,669
     ---------------------------------------------------------------------------

     The following table reflects unaudited pro forma combined results of operations of the Company and the above acquisition on the basis that the acquisition had taken place at the beginning of the fiscal years presented:

     ---------------------------------------------------------------------------
                                                         2001            2000
     ---------------------------------------------------------------------------
     Revenue, net of royalties                      $ 195,593       $ 176,777
     Net earnings                                      52,111          39,958
     Earnings per share
     Basic                                          $    0.47       $    0.37
     Diluted                                        $    0.45       $    0.36
     ---------------------------------------------------------------------------

5.   PROPERTY AND EQUIPMENT

     ---------------------------------------------------------------------------
                                                           2002         2001
     ---------------------------------------------------------------------------

     Exploration and development costs                $ 758,716    $ 635,508
     Accumulated depletion                             (158,581)    (109,091)
     ---------------------------------------------------------------------------

                                                        600,135      526,417
     ---------------------------------------------------------------------------

     Production equipment and processing facilities     120,537       88,727
     Office equipment                                     4,215        2,808
     ---------------------------------------------------------------------------

                                                        124,752       91,535
     Accumulated depreciation                           (16,473)     (11,032)
     ---------------------------------------------------------------------------

                                                        108,279       80,503
     ---------------------------------------------------------------------------

                                                      $ 708,414    $ 606,920
     ---------------------------------------------------------------------------

     The Company does not capitalize any portion of its general and administrative expenses. During the year ended December 31, 2002 - nil (2001 - nil; 2000 - $0.7 million) of interest expense associated with certain property acquisitions and processing facilities was capitalized.

     Future capital expenditures of $37.5 million (2001- $33.0 million; 2000 - $37.1 million), as estimated by independent engineers, relating to the development of proven non-producing reserves have been included in costs subject to depletion, and undeveloped properties with a cost at December 31, 2002 of $155.0 million (2001- $161.0 million; 2000 - $98.8 million), included in exploration and development costs, have not been subject to depletion.

6.   CREDIT FACILITIES

     ---------------------------------------------------------------------------
                                                           2002         2001
     ---------------------------------------------------------------------------

     Bank credit facilities                         $    40,000  $   230,000
     ---------------------------------------------------------------------------

     As at December 31, 2002, the Company had authorized syndicated senior credit facilities with Canadian financial institutions, in the amount of $168 million (2001 - $240 million). The senior credit facilities consist of a $158 million (2001 - $230 million) extendible revolving credit facility and a $10 million (2001- $10 million) working capital facility. As a result of the Company's US$165 million senior notes issuance, the Company's senior credit facilities were adjusted to $168 million. Advances under the facilities can be drawn in either Canadian or U.S. funds. The facilities bear interest at the lenders' prime lending rate or at the Bankers' Acceptance rate or LIBOR plus a margin based on the ratio of total consolidated debt to cash flow, currently set at 0.625 percent, 1.625 percent and 1.625 percent, respectively. These facilities mature on July 9, 2003.

     Effective July 1, 2002, the Company has adopted the recommendations of the CICA's Emerging Issues Committee Abstract 122 concerning the presentation of revolving demand loans. As such, the Company has classified borrowing under its bank credit facilities as a current liability. The bank loan at December 31, 2001 has been restated to conform with current presentation.

     The credit facilities are secured by a first fixed and floating charge debenture in the amount of $325 million covering all the Company's assets and undertakings.

7.   SENIOR TERM NOTES

     ---------------------------------------------------------------------------------------
                                                                      2002             2001
     ---------------------------------------------------------------------------------------
     Senior term notes (US$165,000,000)
          Proceeds on issuance                                 $   259,051           $   --
          Increase due to unrealized foreiqn exchange loss           1,583               --
     ---------------------------------------------------------------------------------------

                                                               $   260,634           $   --
     ---------------------------------------------------------------------------------------

     On May 8, 2002, the Company completed an offering of US$165 million senior notes bearing interest at 9.9 percent with principal repayable on May 15, 2009. Interest is payable on May 15 and November 15 of each year, beginning on November 15, 2002. The Company used the net proceeds to repay its entire existing bank indebtedness and for general corporate purposes. These senior notes are unsecured and are subordinate to the Company's bank credit facilities.

     Concurrent with the closing of the senior notes offering, the Company entered into interest rate swap arrangements with its banking syndicate whereby interest paid by the Company on the US $165 million principal amount will be based upon the 90-day Bankers' Acceptance rate plus 4.85 percent. This arrangement resulted in an effective interest rate of 7.65 percent during the year ended December 31, 2002.

8.   CAPITAL LEASES

     Certain leases relating to gas processing equipment, having costs in the aggregate of $601 thousand and accumulated depreciation of $93 thousand (2001 - $36 thousand), are classified as capital leases and are included in property and equipment. These capital lease obligations were acquired as part of the Hornet acquisition referred to in Note 4. Each lease contains an option to purchase and has an implicit interest rate of 7.8 percent to
     8.8 percent. Excluded from the following future capital lease payment obligations is interest in the amount of $49 thousand.

     ---------------------------------------------------------------------------
     2003                                                            $     323
     2004                                                                   36
     2005                                                                   38
     2006                                                                   52
     ---------------------------------------------------------------------------
                                                                           449
     Less:  current portion, included in accounts payable                  323
     ---------------------------------------------------------------------------

                                                                     $     126
     ---------------------------------------------------------------------------

9.   SITE RESTORATION AND ABANDONMENTS

     At December 31, 2002 total future removal and site restoration costs to be accrued over the life of the remaining proven reserves were estimated, net of recoveries, at $18.8 million (2001- $8.5 million) of which $2.2 million (2001- $1.6 million) has been accrued. This estimate is subject to change based on amendments to environmental laws and as new information concerning operations becomes available.

10.  CAPITAL STOCK

     A)  AUTHORIZED

         Unlimited number of common shares
         Unlimited number of preferred shares, issuable in series

     B)  ISSUED AND OUTSTANDING

     --------------------------------------------------------------------------------------------------------------
                                                             2002                                2001
     --------------------------------------------------------------------------------------------------------------
                                                   NUMBER            AMOUNT            NUMBER            AMOUNT
                                                 OF SHARES                           OF SHARES
     --------------------------------------------------------------------------------------------------------------
     Common shares
          Balance, beginning of year           113,105,450         $ 116,572       108,783,649         $  94,472
              Issued for cash, net               3,085,175             9,711         7,345,604            22,964
              Issued for property                  350,000             1,225           241,997             1,285
              Issued for cash on
                   exercise of warrants                 --                --           625,616             1,095
              Issued for cash on
                   exercise of options             526,506             1,397           314,584               443
              Repurchased for cash                (796,000)             (826)       (4,206,000)           (3,687)
     --------------------------------------------------------------------------------------------------------------

          Balance, end of year                 116,270,931         $ 128,079      113,105,450          $ 116,572
     --------------------------------------------------------------------------------------------------------------

         During 2002, common shares issued for cash include 3,085,175 (2001-7,345,604) common shares issued on a flow-through basis. Under the terms of the current year flow-through agreements, the Company is required to expend $17.6 million on qualifying oil and natural gas expenditures prior to December 31, 2003. As at December 31, 2002, the Company had not incurred any qualifying expenditures.

         During the year, the Company repurchased for cancellation 796,200 common shares at an average price of $3.80 per share (2001- 4,206,000 shares at an average price of $4.23 per share), pursuant to a normal course issuer bid. The excess of the purchase price over book value has been charged to retained earnings.

    C)   OUTSTANDING WARRANTS

         In 1998, in conjunction with the disposition of certain facilities, the Company issued share purchase warrants to a third party, which entitled the holder to acquire 3,000,000 common shares of the Company. As at December 31, 2002, nil (2001 - nil; 2000 - 1,000,000) warrants were outstanding at an exercise price of $1.75 per share. The warrants were exercisable on the basis of 10,000 warrants for each $250,000 paid to the Company as an incentive fee under the terms of the disposition. During 2001, a total of 625,616 warrants were exercised for gross proceeds of $1.1 million. The remaining warrants were cancelled.

     D)  SHAREHOLDER RIGHTS PLAN

         The Company has a Shareholder Rights Plan to ensure all shareholders are treated fairly in the event of a takeover offer or other acquisition of control of the Company.

         Pursuant to the Plan, the Board of Directors authorized and declared the distribution of one Right in respect of each common share outstanding. In the event that an acquisition of 20 percent or more of the Company's shares is completed and the acquisition is not a permitted bid, as defined by the Plan, each Right will permit the holder to acquire, at the exercise price of $50.00, such number of common shares as have a market value equal to twice the exercise price.

11.  STOCK-BASED COMPENSATION PLANS

     The Company has implemented a Stock Option Plan for directors, officers and employees. As of December 31, 2002, there were 14,500,000 common shares reserved for issuance to eligible participants. At December 31, 2002, 10,356,528 (December 31, 2001 - 9,829,334; December 31, 2000 - 6,352,335)
     options with exercise prices between $0.60 and $4.85 were outstanding and exercisable at various dates to November 12, 2012. The exercise price of each option equals the market price of the Company's common shares on the date of the grant.

     SHARE APPRECIATION RIGHTS PLAN

     At the beginning of 2001, the Company had a share appreciation rights plan of which, the financial statement effects of this plan were determined not to be significant to the consolidated financial statements due to the amount vested. During 2001, this plan was cancelled and replaced by a fixed option plan with a variable component.

     As a result, a certain number of outstanding fixed options included in the Company's Stock Option Plan have a variable compensation cost to them. As at December 31, 2001, approximately 2.4 million of the outstanding fixed options total of 9.8 million were granted as a result of the aforementioned cancelled share appreciation rights plan. These fixed options, with a variable component, were granted in two tranches:1.7 million at a fixed option exercise price of $3.02 per option share and 0.7 million at a fixed option exercise price of $4.00 per option share. Attached to these fixed options is a variable compensation component that enables the holder of such fixed option to receive a cash payment from the Company upon exercise of the fixed option. This cash payment varies with each fixed option holder, and is based on the difference between the lesser of the market price of the Company's common shares on the date the fixed option is exercised or the fixed option exercise price, and a stated compensation price for each respective option holder. Under this structure, the maximum variable compensation cash payment is the respective fixed option exercise price.

     The aggregate variable cost component relating to these fixed options can vary in amount between a range based on the market value price of the Company's common shares and is limited to a total amount of $3.3 million. The liability related to the variable component of these options amounts to $3.2 million, and is included in accounts payable as at December 31, 2002 (2001 - $3.9 million).

     During the year ended December 31, 2002, the Company recorded a compensation expense of $190 thousand related to the outstanding variable component of these options (2001 - $280 thousand recovery).

     STOCK OPTIONS

     The following tables summarize the information about the stock options as at:

     --------------------------------------------------------------------------------------------------------------
                                                                 2002                              2001
     --------------------------------------------------------------------------------------------------------------
                                                                        WEIGHTED                        WEIGHTED
                                                                         AVERAGE                         AVERAGE
                                                                        EXERCISE                         EXERCISE
     FIXED OPTIONS                                    SHARES               PRICE          SHARES            PRICE
     --------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year                9,829,334         $    2.03         6,352,335       $   1.08
     Granted                                         1,669,570         $    4.00         3,866,250       $   3.57
     Exercised                                       (526,506)         $    2.65         (314,584)       $   1.41
     Cancelled                                       (615,870)         $    3.83          (74,667)       $   3.63
     --------------------------------------------------------------------------------------------------------------

     Outstanding at end of year                     10,356,528         $    2.21         9,829,334       $   2.03
     --------------------------------------------------------------------------------------------------------------

     Options exercisable at year-end                7,691, 288         $    1.63         7,009,889       $   1.42
     --------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                  OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------
                                             NUMBER         WEIGHTED                           NUMBER
                                        OUTSTANDING          AVERAGE         WEIGHTED     EXERCISABLE        WEIGHTED
                                                 AT        REMAINING          AVERAGE              AT         AVERAGE
                                       DECEMBER 31,      CONTRACTUAL         EXERCISE    DECEMBER 31,        EXERCISE
  RANGE OF EXERCISE PRICES                     2002             LIFE            PRICE            2002           PRICE
----------------------------------------------------------------------------------------------------------------------
$0.60 - $1.25                             4,350,000             3.93       $     0.76       4,350,000       $     0.76
$1.45 - $2.30                             1,526,667             6.71       $     1.90       1,460,000       $     1.88
$2.98 - $3.50                             1,460,199             6.91       $     3.03       1,135,530       $     3.02
$3.80 - $4.85                             3,019,662             8.83       $     4.05         745,758       $     4.04
----------------------------------------------------------------------------------------------------------------------
                                         10,356,528                        $     2.21       7,691,288       $     1.63
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
                                                  OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
----------------------------------------------------------------------------------------------------------------------
                                             NUMBER         WEIGHTED                           NUMBER
                                        OUTSTANDING          AVERAGE         WEIGHTED     EXERCISABLE        WEIGHTED
                                                 AT        REMAINING          AVERAGE              AT         AVERAGE
                                       DECEMBER 31,      CONTRACTUAL         EXERCISE    DECEMBER 31,        EXERCISE
  RANGE OF EXERCISE PRICES                     2002             LIFE            PRICE            2002           PRICE
----------------------------------------------------------------------------------------------------------------------

$0.60 - $1.25                             4,380,000             5.17       $     0.77       4,380,000       $     0.77
$1.45 - $2.30                             1,653,334             7.67       $     1.87       1,436,667       $     1.83
$2.98 - $3.50                             1,922,900             9.75       $     3.04         826,899       $     3.02
$3.80 - $4.85                             1,873,100             9.67       $     4.10         366,323       $     3.94
----------------------------------------------------------------------------------------------------------------------
                                          9,829,334                        $     2.03       7,009,889       $     1.42
----------------------------------------------------------------------------------------------------------------------

     CICA Handbook Section 3870, "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements. Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income at the time of the option grants. Had compensation cost for the Company's stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by Handbook Section 3870, the Company's net earnings and net earnings per share would have been the pro-forma amounts for the periods as indicated on page 56:

---------------------------------------------------------------------------------------------------
                                                          2002              2001             2000
---------------------------------------------------------------------------------------------------
Net earnings
     As reported                                     $  18,798         $  55,636         $  40,059
     Less fair value of stock options                   (2,221)           (2,190)             (652)
---------------------------------------------------------------------------------------------------

     Pro-forma                                       $  16,577         $  53,446         $  39,407

Net earnings per common share - basic
     As reported                                     $    0.17         $    0.51         $    0.37
     Pro-forma                                       $    0.15         $    0.49         $    0.37

Net earnings per common share - diluted
     As reported                                     $    0.16         $    0.48         $    0.36
     Pro-forma                                       $    0.14         $    0.47         $    0.36
---------------------------------------------------------------------------------------------------

         The weighted average fair market value of options granted for the years ended December 31, 2002, 2001 and 2000 are $3.00, $2.52 and $1.61 per
         option, respectively. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

---------------------------------------------------------------------------------------------------
                                                          2002              2001             2000
---------------------------------------------------------------------------------------------------
Risk-free interest rate                                   5.2%              5.4%             5.5%
Estimated hold period prior to
     exercise (years)                                       10                10               10
Volatility in the price of the Company's
     common shares                                      62.47%            53.75%           52.75%
---------------------------------------------------------------------------------------------------

12.  PER SHARE AMOUNTS

     Basic earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the year. Diluted earnings per common share and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the diluted weighted average number of common shares outstanding for the year. In the calculation of diluted per share amounts, options under the stock option plan are assumed to have been converted or exercised on the later of the beginning of the year and the date granted. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

---------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING (THOUSANDS)           2002              2001             2000
---------------------------------------------------------------------------------------------------
Basic                                                  113,428           109,881          106,904
Shares issued pursuant to
     stock options and warrants                          4,572             4,963            3,741

Diluted                                                118,000           114,844          110,645
---------------------------------------------------------------------------------------------------

     In calculating diluted earnings per common share for the year ended December 31, 2002, the Company excluded 2,193,662 options (2001 - 892,500), because the exercise price was greater than the average market price of its common shares in those years.

13.  INCOME TAXES

     A)  PROVISION FOR INCOME TAXES

---------------------------------------------------------------------------------------------------
                                                          2002              2001             2000
---------------------------------------------------------------------------------------------------
Earnings before taxes                               $   38,993        $   79,214        $   76,656
---------------------------------------------------------------------------------------------------
                                                         42.1%             42.6%            44.6%
Expected tax expense at combined federal
     and provincial rate of
                                                    $   16,424        $   33,745        $   34,204
Increase (decrease) resulting from:
Non-deductible Crown charges                            17,039            18,570           16,915
Alberta royalty tax credits                                 64             (213)            (291)
Resource allowance                                     (14,471)          (22,984)         (17,486)
Statutory rate change                                   (1,340)           (7,400)                -
Other                                                    1,051               530            2,365
---------------------------------------------------------------------------------------------------
                                                    $   18,767        $   22,248        $   35,707
Provision for future income taxes
---------------------------------------------------------------------------------------------------

B)   FUTURE INCOME TAXES

     Future income taxes consist of the following temporary differences:

--------------------------------------------------------------------------------
                                                          2002             2001
--------------------------------------------------------------------------------
Property and equipment                              $  179,739       $  157,792
Timing of partnership items                             34,494           31,088
Alberta royalty tax deduction                           (5,175)          (5,315)
Non-capital losses                                      (1,360)          (2,162)
Share issue costs and deferred charges                  (1,796)          (1,542)
Future site restoration                                   (709)            (669)
--------------------------------------------------------------------------------
Future income taxes                                 $  205,193       $  179,192
--------------------------------------------------------------------------------

14.  FINANCIAL INSTRUMENTS

     The Company is exposed to fluctuations in commodity prices, interest rates and Canada/U.S. exchange rates. The Company, when appropriate, utilizes financial instruments to manage its exposure to these risks.

     A)  COMMODITY PRICE RISK MANAGEMENT

         The Company enters into hedge transactions on crude oil and natural gas. The agreements entered into are forward transactions providing the Company with a range of fixed prices on the commodities sold. Oil and gas revenues for the year ended December 31, 2002 include gains of $1.2 million (2001 - $3.7 million gain; 2000 - $7.7 million loss) on these transactions.

         The following table outlines the financial agreements in place at December 31, 2002:

----------------------------------------------------------------------------------------------------------------------
                                                                                                        UNRECOGNIZED
                                                    DAILY NOTIONAL                                       (GAIN)/LOSS
                              TERM                      VOLUME        PRICES RECEIVED                         ($000s)
----------------------------------------------------------------------------------------------------------------------
Natural gas
     Collar                   Nov 02 - Mar 03       23,810 mcf        $4.33/mcf - $7.18/mcf                     340
     Collar                   Apr 03 - Oct 03       23,810 mcf        $4.88/mcf - $6.20/mcf                   2,487

Crude oil
     Fixed price contract     Jan 03 - Dec 03       1,000 bbls        US$25.50/bbl                              509
     Collar                   Jan 03 - Dec 03       500 bbls          US$23.50/bbl - US$27.00/bbl               247
----------------------------------------------------------------------------------------------------------------------

         The following table outlines the financial agreements that were entered into by the Company, subsequent to December 31, 2002, and are currently outstanding:

----------------------------------------------------------------------------------------------------------------------
                                                                                                        UNRECOGNIZED
                                                    DAILY NOTIONAL                                       (GAIN)/LOSS
                              TERM                      VOLUME        PRICES RECEIVED                         ($000s)
----------------------------------------------------------------------------------------------------------------------
Natural gas
     Collar                   Apr 03 - Oct 03       9,524 mcf         $5.78/mcf - $7.93/mcf                       -
     Fixed price contract     Apr 03 - Oct 03       4,762 mcf         $6.85/mcf                                   -

Crude oil
     Fixed price contract     Feb 03 - Dec 03       500 bbls          US$29.60/bbl                                -
----------------------------------------------------------------------------------------------------------------------

     B)  FOREIGN CURRENCY RISK MANAGEMENT

         The Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Crude oil and to a large extent natural gas prices are based upon reference prices denominated in U.S. dollars, while the majority of the Company's expenses are denominated in Canadian dollars. When appropriate, the Company enters into agreements to fix the exchange rate of Canadian dollars to U.S. dollars in order to manage the risk. During the year a gain of $352 thousand was realized and included in revenue (2001 - $nil; 2000 - $353 thousand loss). At December 31, 2002 swaps were in place for the period January 1, 2003 to December 31, 2003. The notional amount swapped thereunder is US$37,250 per day at an average exchange rate of Cdn$1.583 resulting in an unrealized foreign exchange gain of $43.8 thousand.

     C)  INTEREST RATE RISK MANAGEMENT

         The Company's long-term debt has a fixed interest rate and the Company uses interest rate swaps to manage its debt servicing costs. The Company currently has an outstanding interest rate swap on a total of US$165 million of long-term debt. The terms of the swap convert fixed rate interest to floating rate interest which correlates directly to long-term debt, 9.9 percent, semi-annual interest obligations (refer to Note 7). The effect on the Company was a reduction in the effective interest rate to 7.65 percent and an unrealized gain of $15.4 million.

     D)  CREDIT RISK MANAGEMENT

         Accounts receivable include amounts receivable for oil and gas sales which are generally made to large creditworthy purchasers, and amounts receivable from joint venture partners which are recoverable from production. Accordingly, the Company views credit risks on these amounts as low.

         The Company is exposed to losses in the event of non-performance by counter-parties to these financial instruments. The Company deals with major institutions and believes these risks are minimal.

     E)  FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

         The fair values of the Company's financial assets and liabilities that are included in the Company's consolidated balance sheet as at December 31, 2002 approximate their carrying value. The fair value of the senior term notes does not significantly differ from the carrying amount since the estimated interest rates that would be available to the Company at December 31, 2002 approximate the actual interest rate of the senior term notes.

15.  CASH FLOW

     Changes in non-cash working capital items increased (decreased) cash and cash equivalents as follows:

---------------------------------------------------------------------------------------------------
                                                          2002              2001              2000
---------------------------------------------------------------------------------------------------
Accounts receivable and other                       $    1,312        $     (413)       $  (29,568)
Accounts payable                                        (1,629)            5,459            15,915
---------------------------------------------------------------------------------------------------

                                                    $     (317)       $    5,046        $  (13,653)
---------------------------------------------------------------------------------------------------

Operating activities
     Accounts receivable                            $   (6,480)       $  (10,704)       $  (18,165)
     Accounts payable                                    1,637             3,438             4,819
---------------------------------------------------------------------------------------------------
                                                        (4,843)           (7,266)          (13,346)
---------------------------------------------------------------------------------------------------

Financing activities
     Accounts receivable                                    --                --                --
     Accounts payable                                    3,514                --                --
---------------------------------------------------------------------------------------------------
                                                         3,514                --                --
---------------------------------------------------------------------------------------------------

Investing activities
     Accounts receivable                                 7,792            10,291           (11,403)
     Accounts payable                                   (6,780)            2,021            11,096
---------------------------------------------------------------------------------------------------
                                                         1,012            12,312              (307)
---------------------------------------------------------------------------------------------------

                                                    $     (317)       $    5,046        $  (13,653)
---------------------------------------------------------------------------------------------------

Cash amounts paid during the year relating to interest expense and capital taxes are as follows:

---------------------------------------------------------------------------------------------------
                                                          2002              2001              2000
---------------------------------------------------------------------------------------------------
Interest paid                                       $   15,042        $   13,054        $   13,639
Capital taxes paid                                  $    1,084        $      793        $      470
---------------------------------------------------------------------------------------------------

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     A)  COMMITMENTS

         The Company has committed to certain payments under operating leases over the next three years, as follows:

--------------------------------------------------------------------------------
                                         2003              2004             2005
--------------------------------------------------------------------------------
     Equipment                   $      1,636      $        769     $        352
     Office rental                      1,444             1,452              481
--------------------------------------------------------------------------------
                                 $      3,080      $      2,221     $        833
--------------------------------------------------------------------------------

     B)  LEGAL PROCEEDINGS

         The Company is involved in various legal claims associated with normal operations. These claims, although unresolved at the current time, are minor in nature and are not expected to have a material impact on the financial position or results of operations of the Company.

17.  UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

     RECONCILIATION OF CONSOLIDATED FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conforms to accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any significant differences in those principles, as they apply to the Company's statements of earnings, balance sheets and statements of cash flow, are as follows:

     A) Under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent, (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, the "ceiling test" is calculated without application of a discount factor to future net revenues, but estimated future general and administrative and financing costs are deducted from future net revenue. Prior to January 1, 2001, Canadian GAAP required the test to be performed annually, whereas U.S. GAAP required the ceiling test to be performed at the end of each quarter. Subsequent to January 1, 2001, Canadian GAAP requires the ceiling test to be performed at the end of each quarter. The Company has completed a ceiling test calculation at December 31, 2002, 2001, 2000 and 1999 with no writedown required under either Canadian or U.S. GAAP. At December 31, 1998 the application of the full cost ceiling test under U.S. GAAP would have resulted in a write-down of capitalized costs of $13.8 million after income tax, utilizing commodity prices at December 31, 1998 of $15.33/bbl for crude oil and $2.50/mcf for natural gas. As commodity prices were uncharacteristically low at December 31, 1998 and considering a subsequent strengthening of prices in the first quarter of 1999, U.S. GAAP allows the Company to choose a different measurement date for purposes of calculating the full cost ceiling test. Accordingly, the application of the ceiling test at March 31, 1999 did not result in a write-down, indicating that the capitalized costs were not in fact impaired at year end. The application of the full cost ceiling test under U.S. GAAP for years prior to the year ended December 31, 1998 did not result in a write-down of capitalized costs.

     B) Under U.S. GAAP, the provision for future site restoration costs is recorded as a reduction of property and equipment in the amount of $2.2 million at December 31, 2002 (2001 - $1.6 million).

     C) Statement of Financial Accounting Standards ("SFAS") 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, the Company has elected to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25 ("APB 25"). Since all options were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income at the time of the option grants. As discussed in Note 3(b), the Company retroactively adopted effective January 1, 2001, the standards of accounting released by the CICA for stock based compensation. These standards are consistent with SFAS 123.

         APB 25, as interpreted by the Financial Accounting Standards Board's ("FASB") interpretation 44, also requires recognition of compensation cost with respect to changes in intrinsic value for variable employee stock compensation plans. As a result of the modifications to the terms of employee stock options, the modified options are subject to variable plan accounting, which result in a compensation cost of $4.5 million for the year ended December 31, 2000 for U.S. GAAP purposes.

     D) Prior to January 1, 2000, the Company recorded the renouncement of tax deductions resulting from the issuance of flow-though shares by reducing property and equipment and share capital by the estimated cost of the tax deductions renounced.

         U.S. GAAP requires that flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred. U.S. GAAP also requires that the estimated cost of the tax deductions renounced be recorded as a future income tax liability rather than a reduction of property and equipment. Subsequent to January 1, 2000, the Company accounted for the estimated cost of the tax deduction renounced as a future tax liability and hence was consistent with U.S. GAAP. See
         Note 3(c) for the effect of this accounting policy change on property and equipment and future income taxes in 2000.

         The impact of recording flow-through shares at their fair value for the year ended December 31, 2002, was to increase the future income tax provision by $5.4 million (2001 - $8.7 million; 2000 - $4.7 million) and to increase capital stock by a corresponding amount.

     E) Statement of Financial Accounting Standards 130, "Comprehensive Income", requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus other comprehensive income. Management believes that it has no other comprehensive income other than as described under Note 17(f).

     F) SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 137 and SFAS 138, was issued in June 1998 by the FASB. SFAS 133 establishes new accounting and reporting standards for derivative instruments and for hedging activities. This statement requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. Changes in the fair value of derivatives will be recorded each quarter in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. The ineffective portion of all hedges will be recognized in net income. If a derivative does not qualify as a hedging relationship, the derivative is recorded at fair value and changes in its fair value will be reported in net income. Under the current accounting policy for derivatives, only derivatives used in sales and trading activities are recorded on the balance sheet at fair value. The effective date of SFAS 133 for the Company was January 1, 2001.

     G) Under U.S. GAAP, discounts on long-term debt are classified as a reduction of long-term debt rather than as deferred financing charges. At December 31, 2002 deferred financing charges and senior term notes were reduced by $4.1 million (2001- $nil).

         DERIVATIVES
         The Company used forward contracts and options on forward contracts to manage the risk of fluctuations in the market price of natural gas, crude oil and the change in interest rates. At December 31, 2002, the Company had 15 forward contracts in place.

         At December 31, 2002, the natural gas and crude oil futures contracts, determined to be derivatives under SFAS 133, are accounted for as cash flow hedges and expire on various dates through December 2003. These contracts are recorded at fair value on the balance sheet as a $3.4 million liability at December 31, 2002 and a $187 thousand asset at December 31, 2001. The effective portion of the change in fair value is recorded in comprehensive income, net of tax. The ineffective portion of the change in fair value is recorded in net income, net of tax and subsequently recognized as a component of revenue on the statement of earnings and retained earnings when the underlying product being hedged is purchased. The effective portion of these commodity contracts is a $1.7 million loss, which is recorded in comprehensive income as at December 31, 2002 (2001- $123 thousand gain).The ineffective portion of these commodity contracts is a $253 thousand loss, which is recorded in net income as at December 31, 2002 (2001 - $nil).

         On May 8, 2002, concurrent with the issue of the senior term notes, the Company entered into three interest-rate swaps, determined to be derivatives under SFAS 133. The swap settlement terms coincide with the interest obligations on the senior term notes, being May 15 and November 15 each year, as do the maturity and expiry date, May 8, 2009. The swaps are determined to be fair value hedges and the terms of the contract allow the Company to use the short cut method in determining the accounting treatment. Using this method, an increase to assets and senior term notes of $15.4 million was recognized at December 31, 2002 (2001 - $nil).

     The application of U.S. GAAP would have the following effect on net income:

-----------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                  2002             2001           2000
-----------------------------------------------------------------------------------------------
Net income for the year,
     as reported                                  $     18,798     $     55,636     $   40,059
Adjustments:
     Compensation costs (c)                                                             (4,484)
     Related income taxes                                   --                           2,000
     Accounting for income taxes (d)                    (5,402)          (8,715)        (4,694)
     Other income (expense) (f)                           (253)              --             --
-----------------------------------------------------------------------------------------------
Net income for the year - U.S. GAAP               $     13,143     $     46,921     $   32,881
-----------------------------------------------------------------------------------------------
Net income per common share                       $       0.12     $       0.43     $     0.31
     - U.S. GAAP
     Basic
     Diluted                                      $       0.11     $       0.41     $     0.30
Statement of comprehensive income (e)
     Net income for the year
     - U.S. GAAP                                  $     13,143     $     46,921     $   32,881
Accountinq for hedqing (f)
                                                        (1,741)             123             --
-----------------------------------------------------------------------------------------------
Comprehensive income                              $     11,402     $     47,044     $   32,881
===============================================================================================
Depletion and depreciation expense                $     56,003     $     50,450     $   41,767
     - U.S. GAAP
==============================================================================================
Depletion and depreciation expense                $       7.81     $       7.69     $     7.04
     - U.S. GAAP per BOE produced
-----------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

The application of U.S. GAAP would have the following effect on the balance sheets:

     ----------------------------------------------------------------------------------------------------
                                                                        DECEMBER 31, 2002
     ----------------------------------------------------------------------------------------------------
                                                                             INCREASE
                                                         AS REPORTED        (DECREASE)        U.S. GAAP
     ----------------------------------------------------------------------------------------------------
     Assets
          Property and equipment (b)                      $  708,414        $   (2,245)       $  706,169
          Accounting for hedging (f)                               -            15,402            15,402
          Deferred financing charges (g)                      13,444            (4,060)            9,384

     Liabilities
          Site restoration costs (b)                      $    2,245        $   (2,245)       $       --
          Accounting for hedging (f)                               -             3,446             3,446
          Future income taxes (f)                            205,193            (1,452)          203,741
          Senior term notes (f and g)                        260,634            11,342           271,976

     Shareholders' equity
          Capital stock (d)                               $  128,079        $   29,244        $  157,323
          Retained earnings (see schedule on pg. 66)         117,720           (31,238)           86,482
     ----------------------------------------------------------------------------------------------------


     ----------------------------------------------------------------------------------------------------
                                                                        DECEMBER 31, 2001
     ----------------------------------------------------------------------------------------------------
                                                         AS REPORTED         INCREASE         U.S. GAAP
                                                                            (DECREASE)
     ----------------------------------------------------------------------------------------------------

     Assets
          Property and equipment (b)                      $  606,920        $   (1,569)       $  605,351
          Accounting for hedging (f)                              --               187               187

     Liabilities
          Site restoration costs (b)                      $    1,569        $   (1,569)       $        -
          Future income taxes (f)                            179,192                64           179,256

     Shareholders' equity
          Capital stock (d)                               $  116,572        $   23,843        $  140,415
          Retained earnings (see schedule on pg. 66)         101,288           (23,720)           77,568
     ----------------------------------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     DECEMBER 31,                                          2002          2001
     ---------------------------------------------------------------------------

     Retained earnings under Canadian GAAP             $  117,720     $ 101,288
     Flow-through share differences (d)                   (29,244)      (23,843)
     Commodity derivatives (f)                             (1,994)          123
     ---------------------------------------------------------------------------

     Retained earnings under U.S. GAAP                 $   86,482     $  77,568
     ---------------------------------------------------------------------------

     CONSOLIDATED STATEMENTS OF CASH FLOW

     The application of U.S. GAAP would not change the amounts as reported under Canadian GAAP for cash flows provided by (used in) operating, investing or financing activities, except for the following:

     (i) Unspent flow-through share proceeds which have been received at year-end. During 2002, the Company received $17.6 million in proceeds from the issuance of flow-through shares of which $17.6 million remained unspent as at December 31, 2002 (2001 - $25.6 million, 2000 - $12.5 million). Accordingly, under U.S. GAAP, these proceeds would be disclosed separately on the balance sheet as restricted cash and would not be treated as cash or cash equivalents for statement of cash flow reporting purposes. The result of this difference would be to disclose an increase in restricted cash as an investing activity and to reduce cash, end of year by $17.6 million at December 31, 2002 (2001 - $25.6 million, 2000 - $12.5 million);

     (ii) The consolidated statements of cash flow include, under investing activities, changes in working capital for items not affecting cash, such as accounts payable and accounts receivable, related to the non-cash elements of property and equipment additions. This disclosure is provided in order to disclose the aggregate costs related to such activities and to identify the non-cash component thereof and to arrive at the cash amounts. This presentation is not permitted under U.S. GAAP;

     (iii) The consolidated statements of cash flow include, under investing activities, site restoration costs. Under U.S. GAAP these costs would be presented under operating activities;

     (iv) The consolidated statements of cash flow contains disclosure relating to cash flow from operations per share amounts. This presentation is not permitted under U.S. GAAP; and

     (v) The consolidated statements of cash flow, for the year ended December 31, 2002 would have disclosed a negative ending cash balance of $2.9 million after reflecting the adjustment for restricted cash relating to U.S. GAAP treatment of unspent flow-through share proceeds (2001 - $20.4 million, 2000 - $12.5 million). Under U.S. GAAP, this negative ending cash balance (or bank overdrafts) would be reflected as a financing activity in the consolidated statements of cash flow.

     ADDITIONAL U.S. GAAP DISCLOSURE

     ------------------------------------------------------------------------------------------------
     DECEMBER 31,                                                                2002           2001
     ------------------------------------------------------------------------------------------------
     Accounts receivable includes the following:
          Revenue receivable                                               $   58,518      $  37,101
          Joint interest receivable                                             6,485         26,132
          Other receivables                                                    15,686         18,768
     ------------------------------------------------------------------------------------------------

                                                                           $   80,689      $  82,001
     ------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------
     DECEMBER 31,                                                                2002           2001
     ------------------------------------------------------------------------------------------------

     Accounts payable and accrued liabilities includes the following:
          Trade payables                                                   $   44,701      $  52,393
          Royalties payable                                                     8,209          5,202
          Taxes payable                                                         1,902          2,359
          Other payables                                                        8,463          4,949
     ------------------------------------------------------------------------------------------------

                                                                           $   63,275      $  64,903
     ------------------------------------------------------------------------------------------------

     The aggregate capitalized costs of oil and gas activities and costs incurred in oil and gas property acquisitions, development and exploration activities are as follows:

     CAPITALIZED COSTS

     ------------------------------------------------------------------------------------------------
     DECEMBER 31,                                                                2002           2001
     ------------------------------------------------------------------------------------------------

     Proven properties                                                     $  728,218      $ 566,074
     Unproven properties:
          Acquisition                                                         101,044        110,764
          Exploration                                                          54,205         50,205
     Accumulated depletion and depreciation                                  (175,053)      (120,123)
     ------------------------------------------------------------------------------------------------

                                                                           $  708,414      $ 606,920
     ------------------------------------------------------------------------------------------------

     COSTS INCURRED ON UNPROVEN PROPERTIES

     ----------------------------------------------------------------------------------------------------------------
                               DEC 31,                              INCLUDES COSTS INCURRED IN
     ----------------------------------------------------------------------------------------------------------------
                                 2002           2002            2001           2000           1999     PRIOR YEARS
     ----------------------------------------------------------------------------------------------------------------
     Acquisition         $    101,044     $   (9,720)      $  38,455      $  26,006      $  17,535       $  28,768
     Exploration               54,205          4,000          23,759         17,143          9,303              --
     ----------------------------------------------------------------------------------------------------------------

                         $    155,249     $   (5,720)      $  62,214      $  43,149      $  26,838       $  28,768
     ----------------------------------------------------------------------------------------------------------------

     COSTS INCURRED

     -------------------------------------------------------------------------------------------
                                                             2002           2001           2000
     -------------------------------------------------------------------------------------------
     Acquisition costs (net of disposition)
          Proven properties                             $  27,157      $  30,716      $     241
          Unproven properties                              (9,720)        38,455         26,006
     Development costs
          Development of proven undeveloped reserves       21,280         16,088         19,573
          Other                                            52,971         27,229         48,582
     Exploration costs                                     63,462         75,417         23,992
     -------------------------------------------------------------------------------------------

     Total costs incurred                               $ 155,150      $ 187,905      $ 118,394
     -------------------------------------------------------------------------------------------

     Costs are transferred into the depletion base on an ongoing basis as the undeveloped properties are evaluated and proven reserves are established or impairment determined. Pending determination of proven reserves attributable to the above costs, the Company cannot assess the future impact on the amortization rate.

     ---------------------------------------------------------------------------
     DECEMBER 31,                                          2002          2001
     ---------------------------------------------------------------------------
     Future income tax liabilities
          Property and equipment                        $ 214,233     $ 188,880
     Future income tax assets
          Other temporary differences                      (5,175)       (5,315)
          Abandonment costs                                  (709)         (669)
          Loss carry forward                               (1,360)       (2,162)
          Other                                            (3,248)       (1,478)
     ---------------------------------------------------------------------------
     Future income taxes                                $ 203,741     $ 179,256
     ---------------------------------------------------------------------------

     RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") 143, "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the entity to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e., the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated cash flows underlying the initial fair value measurement. Entities are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 on January 1, 2003, and expects it may have a material impact on the consolidated financial statements.

     In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and certain provisions of APB Opinion 30, "Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 establishes standards for long-lived assets to be disposed of, and redefines the valuation and presentation of discontinued operations. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The adoption of SFAS 144 did not have a material effect on the Company's financial position, results or operations, or cash flows.

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002.

     In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management does not expect that the adoption of FIN 45 will have a material effect on the Company's financial position, results of operations or cash flow.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS 123 "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS 148 has no material impact on the Company's financial position, results of operations, or cash flow, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time. Management has included the required disclosures in Note 11 of the consolidated financial statements.

     SUPPLEMENTAL RESERVE
         INFORMATION (UNAUDITED)

The net proven oil and natural gas reserve estimates as at December 31, 2002, 2001 and 2000 set forth below were prepared in accordance with guidelines established by the Securities and Exchange Commission and accordingly were based on existing economic and operating conditions. Oil and natural gas prices in effect as of the respective year ends were used without any escalation except in those instances where the sale is covered by contract, in which case the applicable contract price is used. Operating costs, royalties and future development costs were based on current costs with no escalation.

There are numerous uncertainties inherent in estimating quantities of proven reserves and in projecting the future rates of production and timing of development expenditures. The following reserve data represents estimates only and should not be construed as being exact. Moreover, the present value should not be construed as the current market value of the Company's oil and natural gas reserves or the costs that would be incurred to obtain equivalent reserves. All of the reserves are located in Canada.

ESTIMATED QUANTITIES OF RESERVES

---------------------------------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
---------------------------------------------------------------------------------------------------------------------
                                              2002                        2001                        2000
---------------------------------------------------------------------------------------------------------------------
                                    CRUDE OIL                    CRUDE OIL                    CRUDE OIL
                                       AND         NATURAL          AND         NATURAL         AND          NATURAL
                                       NGLS          GAS            NGLS          GAS           NGLS          GAS
                                     (MBBLS)        (MMCF)         (MBBLS)       (MMCF)       (MBBLS)        (MMCF)
---------------------------------------------------------------------------------------------------------------------
Balance, beginning of year             9,777       262,448         9,423       223,761        10,682       181,759
     Revisions of
         previous estimates              529        11,712           313        (3,186)       (2,524)        1,715
     Extensions, discoveries and
         other additions               1,829        58,853         1,611        63,248         1,399        60,495
     Acquisitions of minerals in
         place                           514        18,805           301         7,412         1,809         8,761
     Dispositions of minerals in
         place                           (84)       (5,343)          (45)         (382)         (180)       (3,930)
     Production                       (1,842)      (31,974)       (1,826)      (28,405)       (1,763)      (25,039)
---------------------------------------------------------------------------------------------------------------------
Balance, end of year                  10,723       314,501         9,777       262,448         9,423       223,761
=====================================================================================================================

Proven developed reserves
     Balance, beginning of year        8,938       232,319         8,576       187,969         8,629       156,939
     Balance, end of year              9,723       293,836         8,938       232,319         8,576       187,969
---------------------------------------------------------------------------------------------------------------------

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVEN OIL AND NATURAL GAS RESERVES

The Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proven Oil and Natural Gas Reserves ("Standardized Measure") does not purport to present the fair market value of the Company's oil and natural gas properties. An estimate of such value should consider, among other factors, anticipated future prices of oil and natural gas, the probability of recoveries in excess of existing proven reserves and acreage prospects, and perhaps different discount rates. It should be noted that estimates of reserve quantities, especially from new discoveries, are inherently imprecise and subject to substantial revisions.

Under the Standardized Measure, future cash inflows were estimated by applying year end prices, adjusted for contracts currently in place to deliver production to the estimated future production of year end proven reserves. Future cash inflows were reduced by estimated future production and development costs based on year end costs to determine pre-tax cash inflows. Future taxes were computed by applying the statutory tax rate to the excess of pre-tax cash inflows over the Company's tax basis in the associated proven oil and natural gas properties. Tax credits and net operating loss carry forwards were also considered in the future income tax calculation. Future net cash inflows after income taxes were discounted using a 10 percent annual discount rate to arrive at the Standardized Measure.

--------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                   2002          2001          2001
--------------------------------------------------------------------------------------------
(Cdn$000s)
Future cash flows                                   $2,460,747    $1,270,787    $2,524,446
Future production costs                               (507,576)     (431,127)     (382,540)
Future development costs (1)                           (56,209)      (41,943)      (41,035)
--------------------------------------------------------------------------------------------

Future net cash flows                                1,896,962       797,717     2,100,871
Income taxes                                          (733,434)     (264,960)     (907,123)
--------------------------------------------------------------------------------------------

Total undiscounted future net cash flows             1,163,528       532,757     1,193,748
10% annual discount for estimated timing
     of cash inflows                                  (509,831)     (215,296)     (483,879)
--------------------------------------------------------------------------------------------

Standardized measure of discounted future net cash
     flows                                          $  653,697     $ 317,461     $ 709,869
--------------------------------------------------------------------------------------------

(1) The Company estimates that it will incur $11.3 million in 2003, $10.0 million in 2004 and $ nil in 2005 to develop proved undeveloped reserves.

The following table sets forth an analysis of changes in the Standardized Measure of Discounted Future Net Cash Flows from proved oil and natural gas reserves:

------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                              2002              2001              2000
------------------------------------------------------------------------------------------------------------------
(CDN$000s)
Beginning of year                                                  $ 317,461         $ 709,869         $ 271,486
     Sales of production, net of production costs                   (126,745)         (151,724)         (137,110)
     Net change in sales prices, net of production costs             502,652          (807,804)          783,990
     Extensions, discoveries and additions                           198,811           127,656           116,197
     Changes in estimated future development costs                   (58,187)          (48,528)          (26,630)
     Development costs incurred during the period
         which reduced future development costs                       66,881            58,982            51,305
     Revisions in quantity estimates                                  70,721            (2,099)           88,175
     Accretion of discount                                            42,348           111,245            35,497
     Purchase of reserves                                             55,129            17,976            87,440
     Sales of reserves                                               (20,051)           (1,517)           (7,783)
     Net change in income tax                                       (234,813)          389,962          (395,612)
     Changes in production rates (timing) and other                 (160,510)          (86,557)         (157,086)
------------------------------------------------------------------------------------------------------------------

Standardized measure, end of year                                  $ 653,697         $ 317,461         $ 709,869
------------------------------------------------------------------------------------------------------------------

                                                                      DOCUMENT 4
                                                                      ----------



ELECTION OF DIRECTORS

The articles of the Corporation stipulate that the board of directors of the Corporation (the "BOARD") shall consist of a minimum of one and a maximum of 11 directors. The Board currently consists of five directors. Management will propose the 6 persons named below, all of whom are currently directors of the Corporation other than Mr. John Thomson, as nominees for election as directors to continue in office until the next succeeding annual meeting of the Shareholders or until their successors are duly elected or appointed.

If any of the nominees named below is for any reason unavailable to serve as a director, proxies in favour of Management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the Shareholder has specified in the proxy that his or her shares are to be withheld from voting on the election of directors. THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF EACH OF THE NOMINEES.

                                                                                              NUMBER OF COMMON SHARES
                                                                                                 OF THE CORPORATION
                                                                                                OWNED, CONTROLLED OR
   NAME AND MUNICIPALITY OF                                                       DIRECTOR      DIRECTED AT THE DATE
          RESIDENCE                          PRINCIPAL OCCUPATION                   SINCE            HEREOF(4)
=======================================================================================================================
Mel F. Belich, Q.C. (1)         President of Enbridge International Inc., an        1993               1,814,616
Calgary, Alberta                energy transportation and distribution company

Irvine J. Koop, P.Eng(2)        Chairman and Chief Executive Officer, IKO           1996                 459,000
Calgary, Alberta                Resources Inc.

John W. Preston                 Account Executive, Sun Microsystems of Canada       1993               1,985,246
Calgary, Alberta                Inc., a computer company

Jeffrey T. Smith, P.Geol.(3)    Independent Businessman                             1999                  36,000
Calgary, Alberta

Ernest G. Sapieha, C.A.         President & Chief Executive Officer of the          1993               6,684,861
Calgary, Alberta                Corporation

John A. Thomson, C.A.           Independent Businessman                          Nominee for              10,000
Calgary, Alberta                                                                  election

NOTES:

(1) Chairman of the Corporation and Chairman of the Governance and Compensation Committee.

(2)  Chairman of the Audit, Finance and Risk Committee.

(3)  Chairman of the Engineering, Environmental, Health and Safety Committee.

(4) The information with respect to the shareholdings of the nominees for election as directors has been furnished by the respective nominees.

Other than Mr. Thomson, each of the nominees for election as directors was elected as a director to his present term of office by a vote of the Corporation's shareholders at a meeting of shareholders held on June 4, 2002. Mr. Thomson, prior to July 2001, served as Vice President Corporate Development from October 2000 and a director from September 1999 of Avid Oil & Gas Ltd, an oil and gas company. From June 1983 to November 1999, he was Senior Vice President and Chief Financial Officer of Renaissance Energy Ltd., an oil and gas company. Mr. Thomson obtained a Bachelor of Business Administration degree from the University of New Brunswick in 1972 and qualified as a chartered accountant in 1974.

All of the directors of the Corporation, other than Mr. Sapieha, are independent and unrelated to the Corporation and its affiliates. The Board has established an Audit, Finance and Risk Committee, an Engineering, Environmental, Health and Safety Committee, and a Governance and Compensation Committee. Each of these committees consists of all of the directors of the Corporation, other than Mr. Sapieha. For information about such committees and the Corporation's policies with respect to corporate governance, see "Statement of Corporate Governance Practices".