Form 40-F
period 2003-12-31
COMPTON PETROLEUM CORP
filed 2004-05-19
CIK 1043572

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

     [_] Registration Statement pursuant to section 12 of the Securities
         Exchange Act of 1934

     [X] Annual report pursuant to section 13(a) or 15(d) of the Securities
         Exchange Act of 1934


For the fiscal year ended December 31, 2003    Commission File Number: 333-96537


                          COMPTON PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 ALBERTA, CANADA
        (Province or other jurisdiction of incorporation or organization)

                                      1311
            (Primary Standard Industrial Classification Code Numbers)

                                 NOT APPLICABLE
             (I.R.S. Employer Identification Number (if applicable))

       SUITE 3300, 425-1ST STREET, S.W., CALGARY, ALBERTA, CANADA T2P 3L8
                                 (403) 237-9400
   (Address and telephone number of Registrant's principal executive offices)

       CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8400
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                            TITLE OF EACH CLASS: None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                            TITLE OF EACH CLASS: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                           9.90% Senior Notes due 2009

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [X]  Annual information form       [X]  Audited annual financial statements

   NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR
    COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.

          116,422,521 Common Shares outstanding as of December 31, 2003

Indicate by check mark whether the Registrant is furnishing the information contained in this Form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

                  Yes           [_]             No              [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                  Yes           [X]             No              [_]


This Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the registrant's Registration Statement on Form F-4 (Registration No. 333-96537) under the Securities Act of 1933.

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton" or the "Company") for the year ended December 31, 2003, see Exhibit 1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's consolidated audited financial statements for the year ended December 31, 2003 and 2002, including the auditor's report with respect thereto, see Exhibit 2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the Notes to the Consolidated Financial Statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2003, see Exhibit 3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
-----------------------

Compton maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Compton's principal executive and financial officers evaluated the effectiveness of Compton's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

During the fiscal year ended December 31, 2003, there were no changes in Compton's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Compton's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of Compton has named John Thomson as an "audit committee financial expert" serving on its Audit Committee.

CODE OF ETHICS
--------------

Compton's Code of Ethics holds all of the Company's directors, officers, employees and consultants to high standards of legal and moral conduct in all areas of operations. In addition to simply meeting legal and regulatory requirements, the Company strives to conduct all operations fairly and with integrity. Compton's Code of Ethics may be viewed on the Company's website at WWW.COMPTONPETROLEUM.COM.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below. All amounts are in Canadian dollars.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2003 and December 31, 2002, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years are $286,934 and $168,851, respectively.

         AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2003 and December 31, 2002, for audit-related services by Grant Thornton relating to the issuance of the Company's US$ senior term notes were $26,349 and $209,003 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2003 and December 31, 2002, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were $872 and $nil, respectively. Compton's Audit, Finance and Risk Committee approved all of the noted services.

         ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 1, 2003 and December 31, 2002, for other services, consisting of the translation of the Company's quarterly and annual reports into French were $12,900 and $10,347. Compton's Audit, Finance and Risk Committee approved all of the noted services.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: The Audit, Finance and Risk Committee of the Company considered the above fees and determined that they are reasonable and do not impact the independence of the Company's auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only very limited non-audit related services would be provided to the Company by Grant Thornton and in such case, only with the prior approval of the Audit, Finance and Risk Committee. The Committee has pre-approved Management to retain Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $20,000 per quarter.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

The Company has no off-balance sheet transactions that require disclosure under this item.

CONTRACTUAL OBLIGATIONS
-----------------------

As part of normal business, the Company entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. Principal commitments of the Company are in the form of debt repayments, asset retirement costs, and lease commitments relating to office space. The following table summarizes the Company's contractual obligations.

-----------------------------------------------------------------------------------------------
As at December 31,                                  PAYMENTS DUE BY PERIOD
($000s)                         LESS THAN 1 YEAR    1-3 YEARS     4-5 YEARS    AFTER 5 YEARS
-----------------------------------------------------------------------------------------------
Capital lease obligations                 $   36       $   91       $    --         $     --
Operating leases                           1,622        4,097            --               --
Office rent                                1,452          481            --               --
Other long term obligations                   --           --            --          213,246
-----------------------------------------------------------------------------------------------
TOTAL                                     $3,110       $4,669       $    --         $213,246
-----------------------------------------------------------------------------------------------

The Company intends to and has the ability to extend the term of its current borrowings of $165 million on an outgoing basis under its syndicated credit facility and therefore repayment of the facility is not included in the schedule of contractual obligations above.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

UNDERTAKING

Compton undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed a Form F-40 in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Compton shall be communicated promptly to the Commission by an amendment to the Form F-40 referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, Compton certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 19th day of May, 2004.

                                    COMPTON PETROLEUM CORPORATION


                                    By: /s/ Norman G. Knecht
                                        ---------------------------------------
                                        Name:   Norman G. Knecht
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer

Documents filed as part of this report:

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------


1.       Annual Information Form for the fiscal year ended December 31, 2003.

2. Consolidated Financial Statements for the fiscal years ended December 31, 2003 and 2002.

3. Management's Discussion and Analysis for the fiscal year ended December 31, 2003.

4. Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

5. Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

6. Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

7. Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

8.       Consent of Grant Thornton LLP, independent chartered accountants.

9.       Consent of Netherland, Sewell & Associates, Inc.