Form 40-F
period 2004-12-31
COMPTON PETROLEUM CORP
filed 2005-04-01
CIK 1043572

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

  [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


  [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2004
                        Commission File Number: 333-96537


                          COMPTON PETROLEUM CORPORATION
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                 ALBERTA, CANADA
        -----------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)


                                      1311
            ---------------------------------------------------------
            (Primary Standard Industrial Classification Code Numbers)


                                 NOT APPLICABLE
             -------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))


       SUITE 3300, 425-1ST STREET, S.W., CALGARY, ALBERTA, CANADA T2P 3L8
                                 (403) 237-9400
   --------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)


       CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011
                                 (212) 894-8400
   --------------------------------------------------------------------------
       (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                            TITLE OF EACH CLASS: None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                            TITLE OF EACH CLASS: None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(D) OF THE ACT:
                                      None

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [X] Annual information form       [X] Audited annual financial statements

     NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
          117,353,186 Common Shares outstanding as of December 31, 2004

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

                      Yes [X]                      No [_]


VOLUNTARY FILING
----------------

Compton is a "voluntary filer" and files annual reports on Form 40-F, amendments to such reports and furnishes current information on Form 6-K to the Securities and Exchange Commission, pursuant to its obligations under its indenture dated May 8, 2002 relating to its 9.90% Senior Notes due 2009.

PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.   ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2004, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.   AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2004 and 2003, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 18 of the Notes to the audited consolidated financial statements.

C.   MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2004, see Exhibit 20.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES
-----------------------

Compton maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Compton's principal executive and financial officer evaluated the effectiveness of Compton's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective for the purpose for which they were designed as of the end of such period.

It should be noted that while Compton's principal executive officer and principal financial officer believe that Compton's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Compton's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended December 31, 2004, there were no changes in Compton's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Compton's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of Compton has determined that John Thomson is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. Mr. Thomson is a corporate Director and meets the NYSE definition of independence. For a description of Mr. Thomson's relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2004, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS
-----------------------------------

Compton's Code of Business Conduct and Ethics holds all of Compton's Directors, Officers, employees and consultants to high standards of legal and moral conduct in all areas of operations. In addition to meeting legal and regulatory requirements, Compton strives to conduct all operations fairly and with integrity. Compton's Code of Business Conduct and Ethics may be viewed on Compton's website at www.comptonpetroleum.com.

In 2004, no waivers of or amendments to the Code of Business Conduct and Ethics were made.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

Grant Thornton LLP ("Grant Thornton") has been the auditors of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees and all other fees, including expenses, are set forth below. Due to the timing of receipt by the Company of invoices from Grant Thornton, certain fees allocable to 2003 were not included in the Company's Annual Report on Form 40-F for the year ended December 31, 2003. The figures presented below for 2003 reflect the inclusion of such invoices. All amounts are in Canadian dollars.

     AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2004 and December 31, 2003, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $273,270 and $239,558 respectively.

     AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2004 and December 31, 2003, for audit-related services by Grant Thornton relating to the discussion of accounting matters and reporting to the Trustee regarding compliance with the Senior Notes Indenture, were $131,315 and $78,490 respectively.

     TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2004 and December 31, 2003, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were, $7,500 and $7,970 respectively. Compton's Audit, Finance and Risk Committee approved all of the noted services.

     ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2004 and December 31, 2003, for other services consisting of the translation of Compton's quarterly and annual reports into French and discussions regarding the requirements of the Sarbanes-Oxley Act of 2002, were $53,848 and $29,350 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

     AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: The Audit, Finance and Risk Committee of Compton considered the above fees and determined that they are reasonable and do not impact the independence of Compton's auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only very limited non-audit related services would be provided to Compton by Grant Thornton and in such case, only with the prior approval of the Audit, Finance and Risk Committee. The Committee has pre-approved Management to retain Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $20,000 per quarter.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

See the Management's Discussion and Analysis of Compton for the year ended December 31, 2004 attached hereto and included herein.


CONTRACTUAL OBLIGATIONS
-----------------------

See the Management's Discussion and Analysis of Compton for the year ended December 31, 2004 attached hereto and included herein.

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

CONSENT TO SERVICE OF PROCESS

Compton has previously filed a Form F-40 in connection with the class of securities in relation to which the obligation to file this report arises.

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

Dated this 31st day of March, 2005.

                                      COMPTON PETROLEUM CORPORATION



                                      By: /s/ Norman G. Knecht
                                          --------------------------------
                                          Name:  Norman G. Knecht
                                          Title: Vice President, Finance and
                                                 Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

 20.1       Annual Information Form for the fiscal year ended December 31, 2004.

 20.2 Consolidated Financial Statements for the fiscal years ended December 31, 2004 and 2003.

 20.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2004.

 23.1       Consent of Grant Thornton LLP, independent chartered accountants.

 31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

 31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

 32.1 Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

 32.2 Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).