Form 40-F
period 2005-12-31
COMPTON PETROLEUM CORP
filed 2006-03-23
CIK 1043572

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 40-F

  [_] Registration Statement pursuant to section 12 of the Securities Exchange Act of 1934


  [X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2005
                       Commission File Number: 333-96537


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

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                              TITLE OF EACH CLASS:
                          Common Shares, no par value

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                            TITLE OF EACH CLASS: None

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                           SECTION 15(d) OF THE ACT:
                         7 5/8% Senior Notes due 2013

FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS FORM:

     [X] Annual information form       [X] Audited annual financial statements

     NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL
  OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL REPORT.
          127,263,476 Common Shares outstanding as of December 31, 2005
================================================================================

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

                      Yes [X]                      No [_]


PRINCIPAL DOCUMENTS
-------------------

The following documents have been filed as part of this Annual Report on Form 40-F:


A.    ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2005, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.    AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2005 and 2004, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 19 of the Notes to the audited consolidated financial statements.

C.    MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2005, see Exhibit 20.3 of this Annual Report on Form 40-F.


CONTROLS AND PROCEDURES
-----------------------

Compton maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act, as amended, is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms. Compton's principal executive officer and principal financial officer evaluated the effectiveness of Compton's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Compton's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. However, as recommended by the Commission in its adopting release, Compton will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms.

It should be noted that while Compton's principal executive officer and principal financial officer believe that Compton's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

During the fiscal year ended December 31, 2005, there were no changes in Compton's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Compton's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT
--------------------------------

The Board of Directors of Compton has determined that John Thomson is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. Mr. Thomson is a corporate director and meets the NYSE definition of independence. For a description of Mr. Thomson's relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2005, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.


CODE OF BUSINESS CONDUCT AND ETHICS
-----------------------------------

Compton's Code of Business Conduct and Ethics holds all of Compton's directors, officers, employees, and consultants to high standards of legal and moral conduct in all areas of operations. In addition to meeting legal and regulatory requirements, Compton strives to conduct all operations fairly and with integrity. Compton's Code of Business Conduct and Ethics may be viewed on Compton's website at WWW.COMPTONPETROLEUM.COM.

In 2005, no waivers of, or amendments to, the Code of Business Conduct and Ethics were made.


PRINCIPAL ACCOUNTANT FEES AND SERVICES
--------------------------------------

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees, and all other fees, including expenses, are set forth below. 2004 amounts have been updated to account for differences between accrued costs and actual billings. All amounts are in Canadian dollars.

      AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2005 and December 31, 2004, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $481,230 and $350,455 respectively.

      AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2005 and December 31, 2004, for audit-related services by Grant Thornton were $221,997 and $131,315 respectively. In 2005, fees were incurred for services related to the Company's equity offering in February 2005 and the issuance of the Company's U.S. dollar Senior Notes in November 2005. Fees in 2004 related to the discussion of accounting matters and reporting to the Trustee regarding compliance with the Senior Notes Indenture.

      TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2005 and December 31, 2004, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were, $10,000 and $9,000 respectively. Compton's Audit, Finance and Risk Committee approved all of the noted services.

      ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2005 and December 31, 2004, for other services consisting of the translation of Compton's quarterly and annual reports into French and discussions regarding the requirements of the Sarbanes Oxley Act of 2002, were $41,930 and $49,598 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

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


OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

Compton does not have any material off-balance sheet arrangements.


CONTRACTUAL OBLIGATIONS
-----------------------

See page 11 of the Management's Discussion and Analysis of Compton for the year ended December 31, 2005 attached hereto and included herein.


NOTICES PURSUANT TO REGULATION BTR
----------------------------------

None.

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

CONSENT TO SERVICE OF PROCESS

Compton has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Compton shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

Pursuant to the requirements of the Exchange Act, Compton certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 23th day of March, 2006.

                                        COMPTON PETROLEUM CORPORATION


                                        By: /s/ Norman G. Knechtu
                                            ------------------------------
                                            Name:  Norman G. Knecht
                                            Title: Vice President, Finance
                                                   and Chief Financial Officer

Documents filed as part of this report:


                                  EXHIBIT INDEX

EXHIBIT
NUMBER       DESCRIPTION
-------      -----------

 20.1       Annual Information Form for the fiscal year ended
            December 31, 2005.

 20.2 Consolidated Financial Statements for the fiscal years ended December 31, 2005 and 2004.

 20.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2005.

 23.1 Consent of Grant Thornton LLP, independent chartered accountants.

 31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of
            1934.

 31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of
            1934.

 32.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

 32.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).