Form 40-F
period 2006-12-31
COMPTON PETROLEUM CORP
filed 2007-03-30
CIK 1043572

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

For the fiscal year ended December 31, 2006    Commission File Number: 333-96537


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


TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Shares, no par value                            New York Stock Exchange

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                           TITLE OF EACH CLASS: None

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                   PURSUANT TO SECTION 15(D) OF THE ACT: None


FOR ANNUAL REPORTS, INDICATE BY CHECK MARK THE INFORMATION FILED WITH THIS
FORM:

    [X] Annual information form         [X] Audited annual financial statements

         128,503,476 Common Shares outstanding as of December 31, 2006

===============================================================================

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


                        Yes [X]             No [_]



PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2006, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2006 and 2005, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 20 of the Notes to the audited consolidated financial statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2006, see Exhibit 20.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included on pages 12-13 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F and included herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the "Independent Auditor's Report" that accompanies the Consolidated Financial Statements of Compton for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F and included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2006, there were no changes in Compton's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Compton's internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Compton has determined that John Thomson is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has applied the definition of independence applicable to the audit committee members of the New York Stock Exchange ("NYSE") listed companies. Mr. Thomson is a corporate director and meets the NYSE definition of independence. For a description of Mr. Thomson's relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2006, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.

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

In 2006, no waivers of, or amendments to, the Code of Business Conduct and Ethics were made.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees, and all other fees, including expenses, are set forth below. 2005 amounts have been updated to account for differences between accrued costs and actual billings. All amounts are in Canadian dollars.

         AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2006 and December 31, 2005, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $510,360 and $447,526 respectively. In addition, in 2006, fees paid to Grant Thornton related to the review of Sarbanes-Oxley Act compliance, amounted to $451,899.

         AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2006 and December 31, 2005, for audit-related services by Grant Thornton were $69,220 and $184,022 respectively. Fees in 2006 related to the issuance of the Company's U.S.$150 million Senior Notes in March 2006, and in 2005, fees were incurred for services related to the Company's equity offering in February 2005 and the issuance of the Company's U.S.$300 million Senior Notes in November 2005. Compton's Audit, Finance and Risk Committee approved all of the noted services.

         TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2006 and December 31, 2005, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were, $8,795 and $14,200 respectively. Compton's Audit, Finance and Risk Committee approved all of the noted services.

         ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2006 and December 31, 2005, for other services consisting of the translation of Compton's quarterly and annual reports into French, were $37,240 and $44,780 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

         AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: The Audit, Finance and Risk Committee of Compton considered the above fees and determined that they are reasonable and do not impact the independence of Compton's auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to Compton by Grant Thornton and in such case, only with the prior approval of the Audit, Finance and Risk Committee. The Committee has pre-approved Management to retain Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $20,000 per quarter.

OFF-BALANCE SHEET ARRANGEMENTS

Compton does not have any material off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 11 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F and included herein.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is included on page 38 of the Annual Information Form of Compton for the fiscal year ended December 31, 2006, filed as part of this Annual Report on Form 40-F and included herein.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

         PRESIDING DIRECTOR AT EXECUTIVE SESSIONS OF NON-MANAGEMENT  DIRECTORS:
Compton's Chair of the Board, who is not a member of Compton's management, presides at all executive sessions of non-management directors of Compton's Board of Directors. In the absence of the Chair of the Board, pursuant to the Board of Directors Charter, the members of the executive session choose a member to preside over such executive session.

         COMMUNICATIONS WITH NON-MANAGEMENT DIRECTORS: Communications with Compton's non-management directors may be addressed to: Chair of the Board; c/o Corporate Secretary, Compton Petroleum Corporation, 3300, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8.

         CORPORATE GOVERNANCE GUIDELINES: The Company has adopted Corporate Governance Principles, which can be found on the Company's website at www.comptonpetroleum.com.

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


                                   SIGNATURE

Pursuant to the requirements of the Exchange Act, Compton certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 30th day of March, 2007.

                                     COMPTON PETROLEUM CORPORATION


                                     By:  /s/ Norman G. Knecht
                                         --------------------------------------
                                         Name:  Norman G. Knecht
                                         Title: Vice President, Finance & Chief
                                                Financial Officer

Documents filed as part of this report:


                                 EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------

20.1     Annual Information Form for the fiscal year ended December 31, 2006.

20.2 Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

20.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2006.

23.1     Consent of Grant Thornton LLP, independent chartered accountants.

23.2     Consent of Grant Thornton LLP, independent chartered accountants.

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