Form 40-F/A
period 2006-12-31
COMPTON PETROLEUM CORP
filed 2007-04-13
CIK 1043572

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 40-F

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

    [ ] Annual information form         [ ] Audited annual financial statements

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


                        Yes [X]             No [_]

                                EXPLANATORY NOTE

          This Amendment No. 1 to the Annual Report on 40-F of Compton Petroleum Corporation is hereby filed to include as an exhibit thereto the consent of Netherland, Sewell & Associates, Inc., which consent was inadvertently excluded from the original filing.

          Except as otherwise stated herein, no other information contained in the Annual Report on Form 40-F, including the exhibits filed with the original filing, is amended by this Amendment No. 1 on Form 40-F.

                                    SIGNATURE

Pursuant to the requirements of the Exchange Act, Compton certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated this 13th day of April, 2007.


                                     COMPTON PETROLEUM CORPORATION



                                     By: /s/ Norman G. Knecht
                                         -----------------------------
                                         Name:  Norman G. Knecht
                                         Title: Vice President, Finance &
                                                Chief Financial Officer

Documents filed as part of this report:


                                  EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION
-----------     -----------


    20.1*       Annual  Information Form for the fiscal year ended December
                31, 2006.

    20.2* Consolidated Financial Statements for the fiscal years ended December 31, 2006 and 2005.

    20.3* Management's Discussion and Analysis for the fiscal year ended December 31, 2006.

    23.1*       Consent  of  Grant  Thornton  LLP,  independent   chartered
                accountants.

    23.2*       Consent  of  Grant  Thornton  LLP,  independent   chartered
                accountants.

    23.3        Consent of Netherland, Sewell & Associates, Inc.

    31.1* Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

    31.2* Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934.

    32.1* Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

    32.2* Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).


---------------

*   previously filed