Form 40-F
period 2007-12-31
COMPTON PETROLEUM CORP
filed 2008-03-31
CIK 1043572

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


For the fiscal year ended December 31, 2007   Commission File Number: 333-96537

                          COMPTON PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)


                                 ALBERTA, CANADA
        (Province or other jurisdiction of incorporation or organization)

                                      1311
            (Primary Standard Industrial Classification Code Number)

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

          129,149,721 Common Shares outstanding as of December 31, 2007

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

                         Yes [X]               No [_]


PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:


A.       ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2007, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.       AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2007 and 2006, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 21 of the Notes to the audited consolidated financial statements.

C.       MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2007, see Exhibit 20.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

Compton maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms. Compton's principal executive officer and principal financial officer evaluated the effectiveness of Compton's disclosure controls and procedures as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and (ii) accumulated and communicated to Compton's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while Compton's principal executive officer and principal financial officer believe that Compton's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Compton's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included on page 17 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F and included herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the "Independent Auditor's Report" that accompanies the Consolidated Financial Statements of Compton for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F and included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the quarter ended March 31, 2007, we made two material changes to internal control over financial reporting. On March 1, 2007 we converted our production accounting and royalty management information systems. These changes were implemented to improve both operational efficiencies and internal controls. These conversions were not due to any identified internal control weaknesses.

During the quarter ended December 31, 2007, we made one material change to internal change to internal control over financial reporting. On October 15, 2007, we implemented our substantially re-engineered capital expenditure approval and tracking business process. This included improved policies and procedures as well as new workflow software to support those policies and procedures. This change was implemented to improve operational effectiveness and efficiency as well as remediate internal control defiencies.

These changes were subject to our change management procedures which are effective.

There were no other changes during the year ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Compton has determined that John Thomson is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has determined that Mr. Thomson meets the definition of independence applicable to audit committee members of New York Stock Exchange listed companies. For a description of Mr. Thomson's relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2007, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.

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

In 2007, no waivers of, or amendments to, the Code of Business Conduct and Ethics were made.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees, and all other fees, including expenses, are set forth below. 2006 amounts have been updated to account for differences between accrued costs and actual billings. All amounts are in Canadian dollars.

     AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2007 and December 31, 2006, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $517,000 and $578,610 respectively. In addition, in 2007, fees paid to Grant Thornton related to the review of Sarbanes-Oxley Act and similar Canadian regulatory compliance, amounted to $454,000.

     AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2007 and December 31, 2006, for audit-related services by Grant Thornton were $43,000 and $69,220 respectively. Fees in 2007 related to the Compton's Cecil and Worsley property dispositions, and in 2006, fees were incurred for services related to the Compton's issuance of U.S.$150 million Senior Notes in March 2006. Compton's Audit, Finance and Risk Committee approved all of the noted services.

     TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2007 and December 31, 2006, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were nil and $8,795 respectively. Compton's Audit, Finance and Risk Committee approved all of the noted services.

     ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2007 and December 31, 2006, for other services consisting of the translation of Compton's quarterly and annual reports into French, were $37,699 and $34,740 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

     AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES: The Audit, Finance and Risk Committee of Compton considered the above fees and determined that they are reasonable and do not impact the independence of Compton's auditors. Further, such Committee determined that in order to ensure the continued independence of the auditors, only limited non-audit related services would be provided to Compton by Grant Thornton and in such case, only with the prior
approval  of  the  Audit,  Finance  and  Risk  Committee.   The  Committee  has
pre-approved Management to retain Grant Thornton to provide miscellaneous, minor, non-audit services in circumstances where it is not feasible or practical to convene a meeting of the Audit, Finance and Risk Committee, subject to an aggregate limit of $25,000 per quarter.

OFF-BALANCE SHEET ARRANGEMENTS

Compton does not have any material off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 15 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F and included herein.

NOTICES PURSUANT TO REGULATION BTR

None.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is included on page 40 of the Annual Information Form of Compton for the fiscal year ended December 31, 2007, filed as part of this Annual Report on Form 40-F and included herein.

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

     CORPORATE GOVERNANCE GUIDELINES:  Compton has adopted Corporate Governance
Principles,    which   can   be   found   on   the    Compton's    website   at
www.comptonpetroleum.com.

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

Dated this 31st day of March, 2008.


                                     COMPTON PETROLEUM CORPORATION


                                     By: /s/ Norman G. Knecht
                                         --------------------------------------
                                         Name:  Norman G. Knecht
                                         Title: Vice President, Finance & Chief
                                                Financial Officer

Documents filed as part of this report:


                                  EXHIBIT INDEX

EXHIBIT NO. DESCRIPTION


20.1     Annual Information Form for the fiscal year ended December 31, 2007.

20.2 Consolidated Financial Statements for the fiscal years ended December 31, 2007 and 2006.

20.3 Management's Discussion and Analysis for the fiscal year ended December 31, 2007.

23.1     Consent of Grant Thornton LLP, independent chartered accountants.

23.2     Consent of Netherland, Sewell & Associates, Inc.

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