Form 40-F
period 2008-12-31
COMPTON PETROLEUM CORP
filed 2009-03-30
CIK 1043572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 40-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008	Commission File Number: 333-96537

COMPTON PETROLEUM CORPORATION
(Exact name of Registrant as specified in its charter)

ALBERTA, CANADA
(Province or other jurisdiction of incorporation or organization)

1311
(Primary Standard Industrial Classification Code Number (if applicable))

NOT APPLICABLE
(I.R.S. Employer Identification Number (if applicable))

SUITE 3400, 425 - 1ST STREET, S.W., CALGARY, ALBERTA, CANADA T2P 3L8 (403) 237-9400
(Address and telephone number of Registrant’s principal executive offices)

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
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

125,760,451 Common Shares outstanding as of December 31, 2008

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2008, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.	AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2008 and 2007, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 22 of the Notes to the audited consolidated financial statements.

C.	MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2008, see Exhibit 20.3 of this Annual Report on Form 40-F.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included beginning on page 16 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F and included herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the "Independent Auditor's Report" that accompanies the Consolidated Financial Statements of Compton for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F and included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes during the year ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Compton has determined that John Thomson is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has determined that Mr. Thomson meets the definition of independence applicable to audit committee members of New York Stock Exchange listed companies. For a description of Mr. Thomson's relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2008, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.

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

In 2008, no waivers of, or amendments to, the Code of Business Conduct and Ethics were made.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees, and all other fees, including expenses, are set forth below. All amounts are in Canadian dollars.

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2008 and December 31, 2007, for professional services rendered by Grant Thornton for the audit of its annual financial statements or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $500,920 and $639,250 respectively. In addition, in 2008 and 2007 respectively, fees paid to Grant Thornton related to the review of Sarbanes-Oxley Act and similar Canadian regulatory compliance amounted to $360,054 and $547,400.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2008 and December 31, 2007, for audit-related services by Grant Thornton were $55,765 and $48,200 respectively. Fees in 2008 and 2007 include services performed to translate annual and quarterly financial statements into French and fees charged to audit firms by the Canadian Public Accountability Board. Compton's Audit, Finance and Risk Committee approved all of the noted services.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2008 and December 31, 2007, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were nil.

ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2008 and December 31, 2007, for other services consisting of minor GST Research in 2008 and audit of certain oil and gas properties prior to disposition in 2007 were $1,220 and $48,000 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 13 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The required disclosure is included on page 42 of the Annual Information Form of Compton for the fiscal year ended December 31, 2008, filed as part of this Annual Report on Form 40-F and included herein.

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

COMMUNICATIONS WITH NON-MANAGEMENT DIRECTORS: Communications with Compton's non-management directors may be addressed to: Chair of the Board; c/o Corporate Secretary, Compton Petroleum Corporation, 3400, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8.

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

Dated this 30th day of March, 2009.

COMPTON PETROLEUM CORPORATION
By:	/s/ Norman G. Knecht
	Name:	Norman G. Knecht
	Title:	Vice President, Finance & Chief Financial Officer

Documents filed as part of this report:

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
20.1	Annual Information Form for the fiscal year ended December 31, 2008.
20.2	Consolidated Financial Statements for the fiscal years ended December 31, 2008 and 2007.
20.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2008.
23.1	Consent of Grant Thornton LLP, independent chartered accountants.
23.2	Consent of Netherland, Sewell & Associates, Inc.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
32.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).
32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).