Form 40-F
period 2009-12-31
COMPTON PETROLEUM CORP
filed 2010-02-26
CIK 1043572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 40-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009	Commission File Number: 333-96537

COMPTON PETROLEUM CORPORATION
(Exact name of Registrant as specified in its charter)

ALBERTA, CANADA
(Province or other jurisdiction of incorporation or organization)

1311 (Primary Standard Industrial Classification Code Number (if applicable))

NOT APPLICABLE
(I.R.S. Employer Identification Number (if applicable))

SUITE 500, 850 - 2ND STREET S.W., CALGARY, ALBERTA, CANADA T2P 0R8 (403) 237-9400
(Address and telephone number of Registrant’s principal executive offices)

CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011 (212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, no par value	NewYork Stock Exchange

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

263,573,461 Common Shares outstanding as of December 31, 2009

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

☒ Yes	☐No

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, the Registrant's Registration Statement under the Securities Act of 1933; Form F-10 (File No. 333-163381).

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A.	ANNUAL INFORMATION FORM

For the Annual Information Form of Compton Petroleum Corporation ("Compton") for the year ended December 31, 2009, see Exhibit 20.1 of this Annual Report on Form 40-F.

B.	AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements for the year ended December 31, 2009 and 2008, including the auditor's report with respect thereto, see Exhibit 20.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 22 of the Notes to the audited consolidated financial statements.

C.	MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2009, see Exhibit 20.3 of this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

A.	CERTIFICATIONS

The required disclosure is included in Exhibits 31.1, 31.2 and 32.2 of this Annual Report on Form 40-F.

B.	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Compton maintains disclosure controls and other procedures and internal control over financial reporting designed to ensure that information required to be disclosed in the reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's (the "Commission") rules and forms. Compton's principal executive officer and principal financial officer evaluated the effectiveness of Compton's disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this report and concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by Compton in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms and (ii) accumulated and communicated to Compton's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included beginning on page 14 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F and included herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the "Independent Auditor's Report" that accompanies the Consolidated Financial Statements of Compton for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F and included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes during the year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Compton has determined that J. Stephen Allan is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has determined that Mr. Allan meets the definition of independence applicable to audit committee members of New York Stock Exchange listed companies. For a description of Mr. Allan’s relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2009, which is included as Exhibit 20.1 of this Annual Report on Form 40-F.

CODE OF BUSINESS CONDUCT AND ETHICS

Compton has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Code of Business Conduct and Ethics" that holds all of Compton's directors, officers, employees, and consultants to high standards of legal and moral conduct in all areas of operations. In addition to meeting legal and regulatory requirements, Compton strives to conduct all operations fairly and with integrity. Compton's Code of Business Conduct and Ethics may be viewed on Compton's website at www.comptonpetroleum.com.

In the past fiscal year, there has not been any amendment to the Code of Business Conduct and Ethics. No waivers from the Code were granted to the Corporation's Directors, Officers, employees or consultants in 2009. A departure from the code was reported in 2009 in respect of a conflict of interest concerning an employee for which Management took immediate action to resolve the conflict.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Grant Thornton LLP ("Grant Thornton") has been the auditor of Compton since 1996. The aggregate amounts billed by Grant Thornton for each of the last two fiscal years for audit fees, audit-related fees, tax fees, and all other fees, including expenses, are set forth below. All amounts are in Canadian dollars.

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2009 and December 31, 2008, for professional services rendered by Grant Thornton for the audit of its annual financial statements, the review of Sarbanes-Oxley Act and similar Canadian regulatory compliance, or services that are normally provided by Grant Thornton in connection with statutory and regulatory filings or engagements for those fiscal years, are $1,030,849 and $860,974 respectively. In addition, in 2009 and 2008 respectively, fees paid to Grant Thornton related to the review of Sarbanes-Oxley Act and similar Canadian regulatory compliance amounted to $158,945 and $1,220.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2009 and December 31, 2008, related to audit related services were $51,636 and $55,765 respectively. Services were provided to translate the annual and interim financial statements into French as well as the reimbursement of the prorate share of annual fees charged by the U.S. and Canadian public accounting boards.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2009 and December 31, 2008, for professional services rendered by Grant Thornton for tax-related services consisting of the review of tax forms were $21,945 and $nil, respectively.

ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2009 and December 31, 2008, for other services including assistance in the preparation of the prospectus document, the preparation of a scoping, planning and implementation document to support the transition to International Financial Reporting Standards on January 1, 2011, and minor GST research were $137,000 and $1,220 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 12 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2009, filed as part of this Annual Report on Form 40-F and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

Compton has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: J. Stephen Allan (Chair), M.F. Belich, T.S. Granger, R.B. Hurtibise, and W.M. Shimmerlik.

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

COMMUNICATIONS WITH NON-MANAGEMENT DIRECTORS: Communications with Compton's non-management directors may be addressed to: Chair of the Board; c/o Corporate Secretary, Compton Petroleum Corporation, 500, 850 - 2nd Street S.W., Calgary, Alberta, Canada T2P 0R8.

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

Dated this 25th day of February, 2010.

COMPTON PETROLEUM CORPORATION
By:	/s/ C.W. Leigh Cassidy
	Name:	C.W. Leigh Cassidy
	Title:	Vice President, Finance & Chief Financial Officer

Documents filed as part of this report:

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
20.1	Annual Information Form for the fiscal year ended December 31, 2009.

20.2	Consolidated Financial Statements for the fiscal years ended December 31, 2009 and 2008.

20.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2009.

23.1	Consent of Grant Thornton LLP, independent chartered accountants.

23.2	Consent of Netherland, Sewell & Associates, Inc.

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

32.1	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

32.2	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).