Form 40-F
period 2011-12-31
COMPTON PETROLEUM CORP
filed 2012-03-08
CIK 1043572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011	Commission File Number: 333-96537

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

26,358,528 Common Shares outstanding as of December 31, 2011

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

For the Annual Information Form of Compton Petroleum Corporation ("Compton" or the “Corporation”) for the year ended December 31, 2011, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.	AUDITED ANNUAL FINANCIAL STATEMENTS

For Compton's audited consolidated financial statements and internal control over financial reporting, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive earnings (loss), changes in equity and cash flow for each of the years in the two-year period ended December 31, 2011, including the auditor's reports with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F. For a reconciliation of important differences between Canadian generally accepted accounting principles and International Financial Reporting Standards (“IFRS”), see Note 23 of the Notes to the audited consolidated financial statements.

C.	MANAGEMENT'S DISCUSSION AND ANALYSIS

For Compton's Management's Discussion and Analysis for the year ended December 31, 2011, see Exhibit 99.3 of this Annual Report on Form 40-F.

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

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The required disclosure is included beginning on page 21 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F and included herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The required disclosure is included in the "Independent Auditor's Report" that accompanies the Consolidated Financial Statements of Compton for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F and included herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes during the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors of Compton has determined that Glen Roane is an "audit committee financial expert" (as defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its Audit, Finance and Risk Committee. Pursuant to paragraph 8(a)(2) of General Instruction B to Form 40-F, the Board has determined that Mr. Roane meets the definition of independence applicable to audit committee members of New York Stock Exchange listed companies. For a description of Mr. Roane’s relevant experience in financial matters, see the "Directors and Officers" section in Compton's Annual Information Form for the year ended December 31, 2010, which is included as Exhibit 99.1 of this Annual Report on Form 40-F.

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

AUDIT FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2011 and December 31, 2010, for professional services rendered by Grant Thornton for the audit of its annual financial statements, quarterly interim reviews, the internal control audit under the United States Sarbanes-Oxley Act as well as transitioning the Corporation to International Financial Reporting Standards, are $1,019,279 and $822,190 respectively.

AUDIT-RELATED FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2011 and December 31, 2010, related to audit related services were $62,714 and $72,260 respectively. Services were provided to translate the annual and interim financial statements into French as well as the reimbursement of the pro-rate share of annual fees charged by the Canadian Public Accountability Board.

TAX FEES: The aggregate fees billed for each of the last two fiscal years of Compton, ending December 31, 2011 and December 31, 2010, for professional services rendered by Grant Thornton for services related to debt restructuring and filing of the annual returns were $55,630 and $22,601, respectively.

ALL OTHER FEES: The aggregate fees billed for each of the last two fiscal years of Compton ending December 31, 2011 and December 31, 2010, for other services including assistance during the issue of offering documents and other ancillary consultations, were $80,260 and $136,318 respectively. Compton's Audit, Finance and Risk Committee pre-approved all of the noted services.

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

CONTRACTUAL OBLIGATIONS

The required disclosure is included on page 19 of the Management's Discussion and Analysis of Compton for the fiscal year ended December 31, 2011, filed as part of this Annual Report on Form 40-F and included herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

Compton has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: G. Roane (Chair), M. Leffell, and R. Findlay.

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

Dated this 7th day of March, 2012.

COMPTON PETROLEUM CORPORATION
By:	/s/ C.W. Leigh Cassidy
	Name:	C.W. Leigh Cassidy
	Title:	Vice President, Finance & Chief Financial Officer

Documents filed as part of this report:

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Annual Information Form for the fiscal year ended December 31, 2011.

99.2	Consolidated Financial Statements for the fiscal years ended December 31, 2011 and 2010.

99.3	Management's Discussion and Analysis for the fiscal year ended December 31, 2011.

99.4	Consent of Grant Thornton LLP, independent chartered accountants.

99.5	Consent of GLJ Petroleum Consultants Ltd.

99.6	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.7	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

99.8	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

99.9	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).